Exhibit 99.1

TELESAT CORPORATION

Quarterly Report

For the Three Month Period Ended March 31, 2022

PART I. FINANCIAL INFORMATION

PART II. OTHER INFORMATION

i

PART I. FINANCIAL INFORMATION

Item 1.       Financial Statements

Telesat Corporation
Unaudited Interim Condensed Consolidated Statements of Income
For the three months ended March 31

(in thousands of Canadian dollars, except per share amounts)	Notes	2022	2021
			(Note 3)
Revenue	5	$185,769	$190,492
Operating expenses	6	(64,366)	(40,365)
Depreciation		(49,308)	(50,367)
Amortization		(3,698)	(4,115)
Other operating losses, net		(30)	(673)
Operating income		68,367	94,972
Interest expense	7	(48,503)	(41,995)
Gain on extinguishment of debt	12	21,030	—
Interest and other income		660	121
Gain (loss) on changes in fair value of financial instruments		2,358	(25,124)
Gain on foreign exchange		36,147	35,113
Income before tax		80,059	63,087
Tax expense	8	(19,429)	(21,765)
Net income		$60,630	$41,322

Net income attributable to:
Telesat Corporation shareholders		$13,983	$41,322
Non-controlling interest		46,647	—
		$60,630	$41,322

Net income per common share attributable to Telesat Corporation shareholders
Basic		$1.16	$0.83
Diluted		$1.13	$0.83

Total Weighted Average Common Shares Outstanding
Basic	15	12,023,077	49,546,692
Diluted	15	13,562,260	49,812,075

See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Corporation
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income
For the three months ended March 31

(in thousands of Canadian dollars)	2022	2021
		(Note 3)
Net income	$60,630	$41,322
Other comprehensive loss
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	(17,543)	(14,102)
Other comprehensive loss	(17,543)	(14,102)
Total comprehensive income	$43,087	$27,220

Total comprehensive income attributable to:
Telesat Corporation shareholders	$9,783	$27,220
Non-controlling interest	33,304	—
	$43,087	$27,220

See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Corporation
Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

(in thousands of Canadian dollars)	Notes	Common shares/Public shares	Preferred shares	Total share capital	Accumulated earnings	Equity- settled employee benefits reserve	Foreign currency translation reserve	Total reserves	Total Telesat Corporation/ Telesat Canada shareholders’ equity	Non- controlling Interest	Total shareholders’ equity
Telesat Canada balance as at January 1, 2021		$26,580	$129,118	$155,698	$1,266,514	$85,648	$(47,924)	$37,724	$1,459,936	$—	$1,459,936
Initial impact of change in accounting policy	3	—	—	—	(758)	—	—	—	(758)	—	(758)
Net income		—	—	—	41,322	—	—	—	41,322	—	41,322
Other comprehensive loss, net of tax expense of $nil		—	—	—	—	—	(14,102)	(14,102)	(14,102)	—	(14,102)
Share-based compensation		—	—	—	—	1,711	—	1,711	1,711	—	1,711
Telesat Canada balance as at March 31, 2021		$26,580	$129,118	$155,698	$1,307,078	$87,359	$(62,026)	$25,333	$1,488,109	$—	$1,488,109

Telesat Canada balance as at April 1, 2021		$26,580	$129,118	$155,698	$1,307,078	$87,359	$(62,026)	$25,333	$1,488,109	$—	$1,488,109
Net income		—	—	—	59,980	—	—	—	59,980	53,723	113,703
Dividends declared on Director Voting Preferred shares		—	—	—	(10)	—	—	—	(10)	—	(10)
Issuance of share capital on settlement of restricted share units		—	16	16	—	—	—	—	16	—	16
Other comprehensive income, net of tax recovery of $14,424		—	—	—	9,946	—	2,029	2,029	11,975	25,570	37,545
Share-based compensation		—	—	—	—	47,311	—	47,311	47,311	24,702	72,013
Reallocation related to transaction		16,261	(129,134)	(112,873)	(1,026,965)	(96,006)	44,137	(51,869)	(1,191,707)	1,176,624	(15,083)
Telesat Corporation balance as at December 31, 2021		$42,841	$—	$42,841	$350,029	$38,664	$(15,860)	$22,804	$415,674	$1,280,619	$1,696,293
Telesat Corporation balance as at January 1, 2022		$42,841	$—	$42,841	$350,029	$38,664	$(15,860)	$22,804	$415,674	$1,280,619	$1,696,293
Net income		—	—	—	13,983	—	—	—	13,983	46,647	60,630
Issuance of share capital on settlement of restricted share units		344	—	344	—	(739)	—	(739)	(395)	—	(395)
Other comprehensive loss, net of tax recovery of $Nil		—	—	—	—	—	(4,200)	(4,200)	(4,200)	(13,343)	(17,543)
Share-based compensation		—	—	—	—	6,417	—	6,417	6,417	17,731	24,148
Telesat Corporation balance as at March 31, 2022		$43,185	$—	$43,185	$364,012	$44,342	$(20,060)	$24,282	$431,479	$1,331,654	$1,763,133

See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Corporation
Unaudited Interim Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars)	Notes	March 31, 2022	December 31, 2021
			(Note 3)
Assets
Cash and cash equivalents		$1,512,590	$1,449,593
Trade and other receivables		68,772	122,698
Other current financial assets		856	861
Current income tax recoverable		3,311	3,219
Prepaid expenses and other current assets		56,744	41,064
Total current assets		1,642,273	1,617,435
Satellites, property and other equipment	5,9	1,374,771	1,429,688
Deferred tax assets		45,962	46,187
Other long-term financial assets		14,019	16,348
Long-term income tax recoverable		15,137	12,277
Other long-term assets	5	31,067	31,254
Intangible assets	5	759,897	762,659
Goodwill		2,446,603	2,446,603
Total assets		$6,329,729	$6,362,451

Liabilities
Trade and other payables		$39,090	$54,628
Other current financial liabilities		52,665	36,647
Income taxes payable		706	5,622
Other current liabilities		82,175	85,058
Current indebtedness	12	4,561	—
Total current liabilities		179,197	181,955
Long-term indebtedness	12	3,712,640	3,792,597
Deferred tax liabilities		293,764	296,318
Other long-term financial liabilities		22,135	23,835
Other long-term liabilities		358,860	371,453
Total liabilities		4,566,596	4,666,158

Shareholders’ Equity
Share capital	13	43,185	42,841
Accumulated earnings		364,012	350,029
Reserves		24,282	22,804
Total Telesat Corporation shareholders’ equity		431,479	415,674
Non-controlling interest	13	1,331,654	1,280,619
Total shareholders’ equity		1,763,133	1,696,293
Total liabilities and shareholders’ equity		$6,329,729	$6,362,451

See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Corporation
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the three months ended March 31

(in thousands of Canadian dollars)	Notes	2022	2021
			(Note 3)
Cash flows from operating activities
Net income		$60,630	$41,322
Adjustments to reconcile net income to cash flows from operating activities
Depreciation		49,308	50,367
Amortization		3,698	4,115
Tax expense		19,429	21,765
Interest expense		48,503	41,995
Interest income		(964)	(433)
Gain on foreign exchange		(36,147)	(35,113)
(Gain) loss on changes in fair value of financial instruments		(2,358)	25,124
Share-based compensation		24,169	1,711
Loss on disposal of assets		30	673
Gain on extinguishment of debt		(21,030)	—
Deferred revenue amortization		(16,434)	(17,738)
Pension expenses		1,893	2,014
Other		(510)	(4,453)
Income taxes paid, net of income taxes received	19	(29,471)	(30,635)
Interest paid, net of interest received	19	(22,109)	(18,453)
Operating assets and liabilities	19	(35,194)	16,790
Net cash from operating activities		43,443	99,051
Cash flows generated from (used in) investing activities
Satellite programs		(8,420)	(16,746)
Purchase of property and other equipment		(9,633)	(3,297)
C-band clearing proceeds		64,651	—
Net cash generated from (used in) investing activities		46,598	(20,043)
Cash flows used in financing activities
Repurchase of Senior Unsecured Notes	19	(14,880)	—
Payments of principal on lease liabilities	19	(368)	(605)
Satellite performance incentive payments	19	(1,364)	(1,733)
Government grant received		4,541	—
Net cash used in financing activities		(12,071)	(2,338)

Effect of changes in exchange rates on cash and cash equivalents		(14,973)	(11,957)

Increase in cash and cash equivalents		62,997	64,713
Cash and cash equivalents, beginning of period		1,449,593	818,378
Cash and cash equivalents, end of period		$1,512,590	$883,091

See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2022
(all amounts in thousands of Canadian dollars, except where otherwise noted)

1. BACKGROUND OF THE COMPANY

Telesat Corporation (the “Corporation”) is incorporated under the Business Corporations Act (British Columbia) in October 2020 and is headquartered in Ottawa, Canada.

The Corporation is a global satellite operator, providing mission-critical communications solutions to support the requirements of sophisticated satellite users throughout the world. Telesat Corporation’s state-of-the-art fleet consists of 14 geostationary satellites and the Canadian payload on Viasat-1.

The Corporation has commenced the development of a constellation of low earth orbit (“LEO”) satellites and integrated terrestrial infrastructure, called “Telesat Lightspeed”. In January 2018, the first LEO satellite was successfully launched into orbit. This Phase 1 LEO satellite has demonstrated certain key features of the Telesat Lightspeed system design, specifically the capability of the satellite and customer terminals to deliver low latency broadband experience.

The Corporation began trading on the Nasdaq Global Select Market and the Toronto Stock Exchange on November 19, 2021 under the ticker symbol “TSAT”. This followed the closing of Telesat Canada’s transaction with Loral Space & Communications Inc. (“Loral”) and Public Sector Pension Investment Board (“PSP Investments”) (the “Transaction”), in which Loral’s stockholders and Telesat Canada’s other equity holders exchanged their interests for equity in the new public holding structure.

The Transaction resulted in the Loral stockholders, PSP Investments and certain individual shareholders (other than the Voting Directors) of Telesat Canada owning indirectly through the Corporation and Telesat Partnership LP (the “Partnership”) approximately the same percentage of equity as they held in Telesat Canada; the Corporation becoming the publicly traded general partner of the Partnership; and the Partnership indirectly owning all of the economic interests in Telesat Canada and Loral becoming a wholly owned subsidiary of the Partnership.

For further details on the Transaction, refer to the Corporation’s Registration Statement on Form F-4 filed with the U.S. Securities Exchange Commission (“SEC”) on June 24, 2021, which can be obtained on the SEC’s website at http://www.sec.gov and the Non-Offering Prospectus filed with the Ontario Securities Commission (“OSC”) on November 16, 2021, which can be obtained on the website http://www.sedar.com.

References herein to “Telesat” or “Company” refer to Telesat Canada and its subsidiaries prior to November 19, 2021 and Telesat Corporation and its subsidiaries subsequently.

Unless the context states or requires otherwise, references herein to the “financial statements” or similar terms refer to the unaudited interim condensed consolidated financial statements of Telesat.

On May 5, 2022, these financial statements were approved by the Audit Committee of the Board of Directors and authorized for issue.

2. BASIS OF PRESENTATION

Statement of Compliance

The financial statements represent the interim financial statements of the Company and its subsidiaries, on a consolidated basis, prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”).

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2022
(all amounts in thousands of Canadian dollars, except where otherwise noted)

2. BASIS OF PRESENTATION (cont.)

The financial statements should be read in conjunction with the December 31, 2021 consolidated financial statements of the Corporation. The financial statements use the same basis of presentation and significant accounting policies as outlined in Notes 3 and 4 of the consolidated financial statements for the year ended December 31, 2021, with the exception of those outlined in the changes in accounting policies in Note 3 and the significant accounting policies in Note 4 below. The results of operations for the three months ended March 31, 2022 and 2021 are not necessarily indicative of the results that may be expected for a full fiscal year.

Basis of Consolidation

Subsidiaries

These consolidated financial statements include the results of the Telesat and subsidiaries controlled by the Company. Control is achieved when the Company has power over an entity, has exposure, or rights to variable returns from its involvement with an entity, and has the ability to use the power over an entity to affect the amount of its return.

The portion of equity ownership in a subsidiary that is not directly or indirectly attributable to the Company is booked under non-controlling interest. Non-controlling interests in subsidiaries are identified separately from the Company’s equity therein. Those interests of non-controlling shareholders that are present ownership interests entitling their holders to a proportionate share of net assets upon liquidation may initially be measured at fair value or at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets. The choice of measurement is made on an acquisition-by-acquisition basis. Other non-controlling interests are initially measured at fair value. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Company and to the non-controlling interests. Total comprehensive income of the subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Joint arrangements

A joint operation is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to their share of the assets and revenue, and obligations for the liabilities and expenses, relating to the arrangement.

The Company’s consolidated financial statements include the Company’s share of the assets, liabilities, revenue and expenses of its interest in joint operations.

The consolidated financial statements have been prepared on an historical cost basis except for certain financial instruments which were measured at their fair values, as explained in the accounting policies below. Historical cost is based on the fair value of the consideration given or received in exchange for assets or liabilities.

3. CHANGES IN ACCOUNTING POLICIES

IFRS Interpretation Committee (“IFRIC”), Software as a Service arrangements

In April 2021, the IFRIC published an agenda decision clarifying how arrangements in respect of a specific part of cloud technology, Software as a Service (“SaaS”) should be accounted for. The IFRIC interpretation provided specific guidance and included explanatory material which provided additional insights with respect to circumstances in relation to configuration and customization costs incurred in implementing SaaS. Among other

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2022
(all amounts in thousands of Canadian dollars, except where otherwise noted)

3. CHANGES IN ACCOUNTING POLICIES (cont.)

things, the interpretation clarified the nature of expenditures that met the definition of an intangible asset, the methods of differentiating between intangible assets and expenses and the pattern in which an entity benefits from expenditure that does not qualify as an intangible asset.

The Company adopted the IFRIC agenda decision retroactively.

An adjustment was recorded as a decrease to the opening balance of accumulated earnings as at January 1, 2021 in the amount of $758.

The impact on the balance sheet as at December 31, 2021 was as follows:

Satellites, property and other equipment	$(2,087)
Intangible assets	$(1,419)
Accumulated earnings	$3,506

The impact on the financial statements for the three months ended March 31, 2021 was as follows:

Operating expenses	$411
Satellites, property and other equipment	$(411)
Net income per common share attributable to Telesat Corporation shareholders – Basic	$(0.01)
Net income per common share attributable to Telesat Corporation shareholders – Diluted	$(0.01)

4. SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies are detailed in Note 4 of the consolidated financial statements for the year ended December 31, 2021. Significant changes to the accounting policies as a result of adoption of IFRIC, Software as a service arrangements have been disclosed below.

Software as a service arrangements

Based upon guidance received from the IASB staff’s analysis of submissions to the IFRS interpretation committee, a SaaS cloud computing arrangement would be evaluated as to whether it met the criteria under IAS 38 Intangible Assets or IFRS 16 Leases. If an arrangement did not meet either of those criteria, the arrangement would be accounted for as a service contract.

Telesat may enter into a SaaS cloud computing arrangement with a supplier where the contract conveys to Telesat a right to receive future access over the contract term to the supplier’s application software running on the supplier’s cloud infrastructure. The right to receive access does not provide Telesat with a software asset and, therefore, the access to the software is a service which is received over the contract term.

The assessment of whether configuration or customization of a software results in an intangible asset for Telesat depends on the nature and output of the configuration and customization performed. In some circumstances, the arrangement may result in additional code from which Telesat has the power to obtain the future economic benefits and to restrict others’ access to those benefits. In that case, in determining whether to recognise the additional code as an intangible asset, Telesat assesses whether the additional code is identifiable and meets the recognition criteria in IAS 38.

Separately acquired intangible rights (i.e. software licenses in cloud computing arrangements) are normally recognized as assets.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2022
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SIGNIFICANT ACCOUNTING POLICIES (cont.)

Critical judgments in applying accounting policies

The critical accounting judgments and estimates used in the application of the Company’s accounting policies are consistent with those outlined in Note 5 of the consolidated financial statements for the year ended December 31, 2021, with the exception of the update noted below.

Software as a service arrangements

The Company’s accounting policy relating to SaaS is described in Note 4. Judgment by management is required to determine whether configuration or customization of a software results in an intangible asset for Telesat.

Future Changes in Accounting Policies

The IASB periodically issues new and amended accounting standards. The new and amended standards determined to be applicable to the Company are disclosed below. The remaining new and amended standards have been excluded as they are not applicable.

Amendments to IAS 1 and IFRS Practice Statement 2

In February 2021, the IASB issued amendments to IAS 1, Presentation of Financial Statements in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments require entities to disclose their material accounting policies rather than their significant accounting policies.

The amendments clarify that accounting policy information is material if users of an entity’s financial statements would need it to understand other material information in the financial statements and that accounting policy information may be material because of its nature, even if the related amounts are immaterial. On the other hand, although a transaction, other event or condition to which the accounting policy information relates may be material, it does not necessarily mean that the corresponding accounting policy information is material to the entity’s financial statements.

The amendments are applied prospectively and are effective for annual periods beginning on or after January 1, 2023 with earlier application permitted.

The changes will only impact the level of disclosures within the Company’s financial statements.

The Company is currently evaluating the impact of the amendment.

Amendments to IAS 12

In May 2021, the IASB issued amendments to IAS 12, Income Taxes.

In specified circumstances, companies are exempt from recognizing deferred tax when they recognize assets or liabilities for the first time. The amendments clarify that such initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition. Accordingly, entities are required to recognize deferred tax associated with transactions, such as leases and decommissioning obligations, which give rise to equal and offsetting temporary differences.

The amendments are effective for annual reporting periods beginning on or after January 1, 2023 with early adoption permitted.

There will be no impact on its condensed consolidated financial statements as a result of the amendments.

There are no other new and amended standards determined to be applicable to Telesat.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2022
(all amounts in thousands of Canadian dollars, except where otherwise noted)

5. SEGMENT INFORMATION

Telesat operates in a single operating segment, in which it provides satellite-based services to its broadcast, enterprise and consulting customers around the world.

The Company derives revenue from the following services:

Broadcast — Direct-to-home television, video distribution and contribution, and occasional use services.

Enterprise — Telecommunication carrier and integrator, government, consumer broadband, resource, maritime and aeronautical, retail and satellite operator services.

Consulting and other — Consulting services related to space and earth segments, government studies, satellite control services, and research and development.

Revenue derived from the above services were as follows:

Three months ended March 31,	2022	2021
Broadcast	$96,983	$98,953
Enterprise	85,408	88,622
Consulting and other	3,378	2,917
Revenue	$185,769	$190,492

Equipment sales included within the various services were as follows:

Three months ended March 31,	2022	2021
Enterprise	$3,356	5,540
Total equipment sales	$3,356	$5,540

Geographic Information

Revenue by geographic regions was based on the point of origin of the revenue, which was the destination of the billing invoice, and was allocated as follows:

Three months ended March 31,	2022	2021
Canada	$81,620	$87,771
United States	74,963	70,162
Europe, Middle East & Africa	7,896	9,447
Latin America & Caribbean	12,276	14,677
Asia & Australia	9,014	8,435
Revenue	$185,769	$190,492

For disclosure purposes, the satellites and the intangible assets have been classified based on ownership. Satellites, property and other equipment and intangible assets by geographic regions were allocated as follows:

As at,	March 31, 2022	December 31, 2021
Canada	$781,550	$812,478
United Kingdom	522,750	541,126
Europe, Middle East & Africa	18,325	19,310
United States	49,637	54,390
All others	2,509	2,384
Satellites, property and other equipment	$1,374,771	$1,429,688

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2022
(all amounts in thousands of Canadian dollars, except where otherwise noted)

5. SEGMENT INFORMATION (cont.)

As at,	March 31, 2022	December 31, 2021
Canada	$702,328	$706,083
United States	37,607	38,039
Latin America & Caribbean	14,290	12,643
All others	5,672	5,894
Intangible assets	$759,897	$762,659

Other long-term assets by geographic regions were allocated as follows:

As at,	March 31, 2022	December 31, 2021
Canada	$30,838	$30,979
United Kingdom	229	275
Other long-term assets	$31,067	$31,254

Goodwill was not allocated to geographic regions.

Major Customers

For the three months ended March 31, 2022 and 2021, there were two significant customers each representing more than 10% of consolidated revenue.

6. OPERATING EXPENSES

Three months ended March 31,	2022	2021
Compensation and employee benefits(a)	$43,066	$22,206
Other operating expenses(b)	13,458	8,413
Cost of sales(c)	7,842	9,746
Operating expenses	$64,366	$40,365

____________

(a)      Compensation and employee benefits included salaries, bonuses, commissions, post-employment benefits and charges arising from share-based compensation.

(b)      Other operating expenses included general and administrative expenses, marketing expenses, insurance expenses, professional fees and facility costs. The balance for the three months ended March 31, 2022 included $0.8 million of leases not capitalized due to exemptions and variable lease payments not included in the measurement of the leases liabilities (Three months ended March 31, 2021 - $0.5 million).

(c)      Cost of sales included the cost of third-party satellite capacity, the cost of equipment sales and other costs directly attributable to fulfilling the Company’s obligations under customer contracts.

7. INTEREST EXPENSE

Three months ended March 31,	2022	2021
Interest on indebtedness	$41,194	$32,191
Interest on derivative instruments	1,839	3,571
Interest on satellite performance incentive payments	477	602
Interest on significant financing component	4,411	4,959
Interest on employee benefit plans	117	324
Interest on leases	465	348
Interest expense	$48,503	$41,995

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2022
(all amounts in thousands of Canadian dollars, except where otherwise noted)

8. INCOME TAXES

Three months ended March 31,	2022	2021
Current tax expense	$21,625	$24,119
Deferred tax recovery	(2,196)	(2,354)
Tax expense	$19,429	$21,765

A reconciliation of the statutory income tax rate, which is a composite of Canadian federal and provincial rates, to the effective income tax rate was as follows:

Three months ended March 31,	2022	2021
Income before tax	$80,059	$63,087
Multiplied by the statutory income tax rates	26.46%	26.46%
	21,184	16,693
Income tax recorded at rates different from the Canadian tax rate	(1,765)	(2,815)
Permanent differences	(962)	5,961
Effect of temporary differences not recognized as deferred tax assets	1,212	4,346
Taxes related to prior periods	—	(2,526)
Other	(240)	106
Tax expense	$19,429	$21,765
Effective income tax rate	24.27%	34.50%

9. SATELLITES, PROPERTY AND OTHER EQUIPMENT

For the three months ended March 31, 2022, the Company had additions of $7.5 million (March 31, 2021 — $43.0 million) primarily related to acquisitions associated with the LEO program.

10. GOODWILL

Goodwill is tested for impairment at the entity level because it represents the lowest level at which goodwill supports the Company’s operations and is monitored internally. An assessment is performed annually, or more frequently whenever events or changes in circumstances indicate that the carrying amounts of these assets are likely to exceed their recoverable amount.

During the first quarter of 2022, we reviewed the most sensitive assumptions to determine whether or not there were any changes from the assumptions from the valuation that was performed at the end of 2021. Based upon the review performed, the only significant material difference noted was related to the discount rates utilized on the valuation of Geo and U.S. C-band clearing proceeds. In both cases, the discount rate increased from 7.5% to 9.0%.

With this change taken into account, there was no impairment on the goodwill.

11. LEASE LIABILITIES

The expected undiscounted contractual cash flows of the lease liabilities as at March 31, 2022 were as follows:

Remainder 2022	2023	2024	2025	2026	Thereafter	Total
$2,670	$3,568	$3,433	$3,170	$2,953	$34,924	$50,718

The undiscounted contractual cash flows included $15.3 million of interest payments.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2022
(all amounts in thousands of Canadian dollars, except where otherwise noted)

12. INDEBTEDNESS

On October 11, 2019, Telesat Canada issued, through a private placement, US$550 million of 6.5% Senior Unsecured Notes at an interest rate of 6.5%, which mature in October 2027 (“Senior Unsecured Notes”).

On December 6, 2019, Telesat Canada issued, through private placement, US$400 million 4.875% Senior Secured Notes, at an interest rate of 4.875%, which mature in June 2027 (“Senior Secured Notes”).

On April 27, 2021, Telesat Canada issued US$500 million in aggregate principal amount of 5.625% Senior Secured Notes maturing on December 6, 2026 (“2026 Senior Secured Notes”).

	March 31, 2022	December 31, 2021
Senior Secured Credit Facilities
Revolving Credit Facility	$—	$—
Term Loan B – U.S. Facility (March 31, 2022 and December 31, 2021 – US$1,552,815)	1,941,795	1,962,292
Senior Unsecured Notes (March 31, 2022 – US$521,600, December 31, 2021 – US$550,000)	652,261	695,035
2026 Senior Secured Notes (US$500,000)	625,250	631,850
Senior Secured Notes (US$400,000)	500,200	505,480
	3,719,506	3,794,657
Deferred financing costs, prepayment options and loss on repayment	(2,305)	(2,060)
	3,717,201	3,792,597
Less: current indebtedness (March 31, 2022 – US$3,647)	(4,561)	—
Long-term indebtedness	$3,712,640	$3,792,597

In March 2022, Telesat repurchased for retirement Senior Unsecured Notes with a principal amount of $40.0 million (US$32.0 million) by way of open market purchases in exchange for $19.4 million (US$15.6 million). Of this balance, $14.9 million (US$11.9 million) was settled prior to March 31, 2022, with $4.5 million (US$3.6 million) settled in April 2022.

The repurchase resulted in a write-off of the related debt issue costs and prepayment options in the amount of $0.4 million (US$0.3 million) and a gain on extinguishment of debt of $21.0 million (US$16.8 million).

13. SHARE CAPITAL

The Class A Common shares together with the Class B Variable Voting shares represent the Corporation’s Public Shares (“Telesat Public Shares”). The Class C Fully Voting shares and Class C Limited Voting shares shall be referred to as (“Class C Shares”). The Telesat Public Shares and Class C Shares shall represent Telesat Corporation Shares (“Telesat Corporation Shares”). Class A Special Voting Share, Class B Special Voting Share and Class C Special Voting Share together are referred as (“Special Voting Shares”).

The number of shares and stated value of the outstanding shares were as follows:

	March 31, 2022		December 31, 2021
	Number of shares	Stated value	Number of shares	Stated value
Telesat Public Shares	11,920,059	$36,845	11,907,246	$36,501
Class C Shares	112,841	6,340	112,841	6,340
	12,032,900	$43,185	12,020,087	$42,841

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2022
(all amounts in thousands of Canadian dollars, except where otherwise noted)

13. SHARE CAPITAL (cont.)

During the three months ended March 31, 2022, 27,573 Restricted Share Units (“RSUs”) were settled for 12,813 Telesat Public Shares, on a net settlement basis.

In addition, three Special Voting Shares and one Golden Share with a nominal stated value have been issued and were outstanding as at March 31, 2022 and December 31, 2021.

The number and stated value of the outstanding Limited Partnership units (“LP Units”) of Telesat Partnership LP as at March 31, 2022 and December 31, 2021, were as follows:

	Number of units	Stated value
Class A and Class B LP Units	19,428,491	$53,169
Class C LP Units	18,098,362	59,683
	37,526,853	$112,852

On consolidation into the Corporation, the stated value of the LP Units is included under non-controlling interest.

14. NON-CONTROLLING INTEREST

Non-controlling interests represent equity interests in the Partnership that are not attributable to the Company. As of March 31, 2022 and December 31, 2021, the Corporation held general partnership interest representing approximately 24% economic interest in the Partnership. The remaining 76% economic interest represents exchangeable units held by the limited partnership unit holders.

Net income attributable to non-controlling interests for 2022 represents the non-controlling interests’ portion of the Partnership’s net income.

15. EARNINGS PER SHARE

Basic earnings per share is calculated by dividing the net income for the period attributable to shareholders of each class of shares by the weighted average number of shares outstanding during the period.

Diluted earnings per share is calculated to give effect to share option awards and RSU awards.

The following table presents reconciliations of the numerator of the basic and diluted per share computations:

Three months ended March 31	2022	2021
Net income attributable to Telesat Common Shares	$13,983	$41,322
Effect of diluted securities	1,342	—
Diluted net income attributable to Telesat Common Shares	$15,325	$41,322

The following table presents reconciliations of the denominators of the basic and diluted per share computations:

Three months ended March 31	2022	2021
Basic total weighted average number of Telesat Common Shares outstanding	12,023,077	49,546,692
Effect of diluted securities
Stock options	15,321	237,810
RSUs	1,523,862	27,573
Diluted total weighted average number of Telesat Common Shares outstanding	13,562,260	49,812,075

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2022
(all amounts in thousands of Canadian dollars, except where otherwise noted)

15. EARNINGS PER SHARE (cont.)

Effect of diluted securities represents Telesat Common Shares assumed to be issued for no consideration. The difference between the number of Telesat Common Shares assumed issued on exercise and Telesat Common Shares assumed repurchased are treated as an issuance of common shares for no consideration.

Net income was equal to diluted net income for the period presented.

For the three months ended March 31, 2021, for the purposes of earnings per share, the Common Shares, Non-Voting Participating Preferred Shares and Voting Participating Preferred Shares of Telesat Canada have equivalent economic rights. The quantity of shares of Telesat Canada, have been converted to take into account the impact of the conversion which occurred in the Transaction.

For the three months ended March 31, 2022, for the purpose of earnings per share, all of the Telesat Public Shares and Class C Shares have equivalent economic rights.

16. GOVERNMENT GRANT

In May 2019, Telesat entered into an agreement for a non-refundable government contribution of a value up to $85 million to July 31, 2023 relating to the Telesat Lightspeed Constellation.

For the three months ended March 31, 2022, the Company recorded $4.2 million relating to the agreement (Three months ended March 31, 2021 — $1.6 million).

Of the amount recorded in the three months ended March 31, 2022, $3.0 million was recorded as a reduction to satellites, property and other equipment and $1.2 million was recorded as a reduction to operating expenses (Three months ended March 31, 2021 — $0.8 million as a reduction to satellites, property and other equipment and $0.8 million recorded as a reduction to operating expenses).

17. CAPITAL DISCLOSURES

The Senior Secured Credit Facilities, Senior Secured Notes and 2026 Senior Secured Notes are secured by substantially all of the Company’s assets, excluding the assets of unrestricted subsidiaries. If the Revolving Facility is drawn, the Senior Secured Credit Facilities require the Company to comply with a first lien net leverage ratio test. As at March 31, 2022, the first lien net leverage ratio was 4.66:1.00, which was less than the maximum test ratio of 5.75:1.00.

The Company’s operating results are tracked against budget on a monthly basis, and this analysis is reviewed by senior management. The Company partly manages its interest rate risk on variable interest rate debt through the use of interest rate swaps (Note 18).

18. FINANCIAL INSTRUMENTS

Measurement of Risks

The Company, through its financial assets and liabilities, is exposed to various risks. The following analysis provides a measurement of risks as at March 31, 2022.

Credit risk

Credit risk is the risk that a counterparty to a financial asset will default, resulting in the Company incurring a financial loss. As at March 31, 2022, the maximum exposure to credit risk is equal to the carrying value of the financial assets which totaled $1,596.2 million (December 31, 2021 — $1,589.5 million).

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2022
(all amounts in thousands of Canadian dollars, except where otherwise noted)

18. FINANCIAL INSTRUMENTS (cont.)

The following table provides breakdown by maturity of financial assets as at March 31, 2022:

		Contractual cash flows
	Carrying amount	Remaining 2022	2023	2024	2025	2026	Thereafter
Cash and cash equivalents	$1,512,590	$1,512,590	$—	$—	$—	$—	$—
Trade and other receivables, excluding deferred receivables	63,524	63,524	—	—	—	—	—
Deferred receivables	16,707	3,967	4,284	2,912	1,413	1,327	2,804
Other financial assets	3,380	856	1,756	—	—	—	768
	$1,596,201	$1,580,937	$6,040	$2,912	$1,413	$1,327	$3,572

Cash and cash equivalents are invested with high quality investment grade financial institutions and are governed by the Company’s corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade, mainly U.S. dollar and Canadian dollar denominated investments.

The Company has credit evaluation, approval and monitoring processes intended to mitigate potential credit risks related to trade accounts receivable. The Company’s standard payment terms are 30 days with interest typically charged on balances remaining unpaid at the end of standard payment terms. The Company’s historical experience with customer defaults has been minimal. As at March 31, 2022, North American and International customers made up 62% and 38% of the outstanding trade receivable balance, respectively (December 31, 2021 — 54% and 46%, respectively). Anticipated bad debt losses have been provided for in the allowance for doubtful accounts. The allowance for doubtful accounts as at March 31, 2022 was $4.9 million (December 31, 2021 — $5.2 million).

The Company mitigates the credit risk associated with derivative instruments by entering into them with only high quality financial institutions.

Foreign exchange risk

The Company’s operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The Company’s main currency exposures lie in its U.S. dollar denominated cash and cash equivalents, trade and other receivables, trade and other payables and indebtedness with the most significant impact being on the U.S. dollar denominated indebtedness. As at March 31, 2022 and December 31, 2021, the entire indebtedness was denominated in U.S. dollars, with the Canadian dollar equivalent of the U.S. dollar denominated indebtedness equaling $3,719.5 million and $3,794.7 million, respectively, before netting of deferred financing costs, prepayment options and loss on repayment.

As at March 31, 2022, the impact of a 5 percent increase (decrease) in the value of the Canadian dollar against the U.S. dollar on financial assets and liabilities would have decreased (increased) net income by $168.6 million (December 31, 2021 — $174.0 million) and increased (decreased) other comprehensive income by $56.2 million (December 31, 2021 — $57.0 million). This analysis assumes that all other variables, in particular interest rates, remain constant.

Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents and its indebtedness. The interest rate risk on the indebtedness is from a portion of the indebtedness having a variable interest rate. Changes in the interest rates could impact the amount of interest that the Company is required to pay or receive.

In October 2017, the Company entered into four interest rate swaps to hedge the interest rate risk associated with the variable interest rate on US$1,800.0 million of the U.S. denominated Term Loan B at fixed interest rates, excluding applicable margins, ranging from 1.72% to 2.04%. As at March 31, 2022, one interest rate swap of US$450 million, with expiration term of September 2022, was outstanding to hedge the interest rate risk associated with the variable interest rate on the U.S. denominated Term Loan B at fixed interest rate, excluding applicable margins, of 2.04%.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2022
(all amounts in thousands of Canadian dollars, except where otherwise noted)

18. FINANCIAL INSTRUMENTS (cont.)

If the interest rates on the variable rate indebtedness change by 0.25%, the result would be an increase or decrease to net income of $1.2 million for the three months ended March 31, 2022 (for the three months ended March 31, 2021 — $1.2 million).

Liquidity risk

The Company maintains credit facilities to ensure it has sufficient funds available to meet current and foreseeable financial requirements.

The contractual maturities of financial liabilities as at March 31, 2022 were as follows:

	Carrying amount	Contractual cash flows (undiscounted)	Remaining 2022	2023	2024	2025	2026	Thereafter
Trade and other payables	$39,090	$39,090	$39,090	$—	$—	$—	$—	$—
Customer and other deposits	1,602	1,602	1,132	108	17	204	—	141
Satellite performance incentive payments	29,024	35,515	6,980	7,388	5,244	3,079	3,136	9,688
Other financial liabilities	2,492	2,492	2,492	—	—	—	—	—
Interest rate swaps	1,955	2,971	2,971	—	—	—	—	—
Indebtedness(1)	3,759,052	4,581,333	154,539	165,790	165,899	164,853	2,728,058	1,202,194
	$3,833,215	$4,663,003	$207,204	$173,286	$171,160	$168,136	$2,731,194	$1,212,023

____________

(1)      Indebtedness excludes deferred financing costs, prepayment options and loss on repayment.

The interest payable and interest payments included in the carrying value and contractual cash flows, respectively, in the above table, were as follows:

	Interest payable	Interest payments
Satellite performance incentive payments	$352	$6,751
Indebtedness	$39,546	$861,827

Financial assets and liabilities recorded on the balance sheets and the fair value hierarchy levels used to calculate those values were as follows:

As at March 31, 2022	FVTPL	Amortized cost	Total	Fair value	Fair value hierarchy
Cash and cash equivalents	$—	$1,512,590	$1,512,590	$1,512,590	Level 1
Trade and other receivables	—	68,772	68,772	68,772	(3)
Other current financial assets	—	856	856	856	Level 1
Other long-term financial assets(1)	37	13,982	14,019	14,019	Level 1, Level 2
Trade and other payables	—	(39,090)	(39,090)	(39,090)	(3)
Other current financial liabilities	(1,955)	(50,710)	(52,665)	(54,145)	Level 2
Other long-term financial liabilities	—	(22,135)	(22,135)	(22,415)	Level 2
Indebtedness(2)	—	(3,719,506)	(3,719,506)	(2,615,854)	Level 2
	$(1,918)	$(2,235,241)	$(2,237,159)	$(1,135,267)

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2022
(all amounts in thousands of Canadian dollars, except where otherwise noted)

18. FINANCIAL INSTRUMENTS (cont.)

As at December 31, 2021	FVTPL	Amortized cost	Total	Fair value	Fair value hierarchy
Cash and cash equivalents	$—	$1,449,593	$1,449,593	$1,449,593	Level 1
Trade and other receivables	—	122,698	122,698	122,698	(3)
Other current financial assets	—	861	861	861	Level 1
Other long-term financial assets(1)	1,038	15,310	16,348	16,348	Level 1, Level 2
Trade and other payables	—	(54,628)	(54,628)	(54,628)	(3)
Other current financial liabilities	(5,367)	(31,280)	(36,647)	(38,250)	Level 2
Other long-term financial liabilities	—	(23,835)	(23,835)	(24,240)	Level 2
Indebtedness(2)	—	(3,794,657)	(3,794,657)	(3,314,387)	Level 2
	$(4,329)	$(2,315,938)	$(2,320,267)	$(1,842,005)

____________

(1)      Other long-term financial assets classified as fair value through profit or loss were calculated using level 2 of the fair value hierarchy. All other balances were calculated using level 1 of the fair value hierarchy.

(2)      Indebtedness excludes deferred financing costs, prepayment options and loss on prepayment.

(3)      Trade and other receivables and trade and other payables approximate fair value due to the short-term maturity of these instruments.

Assets pledged as security

The Senior Secured Credit Facilities, Senior Secured Notes and 2026 Senior Secured Notes are secured by substantially all of Telesat’s assets excluding the assets of unrestricted subsidiaries.

Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market under current market conditions at the measurement date. Where possible, fair values are based on the quoted market values in an active market. In the absence of an active market, the Company determines fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs.

The fair value hierarchy is as follows:

Level 1 is based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially all of the full term of the assets or liabilities.

Level 3 is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2022
(all amounts in thousands of Canadian dollars, except where otherwise noted)

18. FINANCIAL INSTRUMENTS (cont.)

Estimates of fair values are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of these financial instruments are not reflected in the fair values. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.

The carrying amounts of cash and cash equivalents, trade and other receivables, and trade and other payables approximate fair value due to the short-term maturity of these instruments. As at March 31, 2022, cash and cash equivalents included $3.9 million (December 31, 2021 — $81.0 million) of short-term investments.

The fair value of the satellite performance incentive payments, included in other current and long-term financial liabilities, was determined using a discounted cash flow methodology. The calculation is performed on a recurring basis. As at March 31, 2022 and December 31, 2021, the discount rate used was 4.7% and 4.6%, respectively.

The fair value of the indebtedness was based on transactions and quotations from third parties considering market interest rates and excluding deferred financing costs, prepayment options and loss on repayment. The calculation of the fair value of the indebtedness is performed on a recurring basis. The rates used were as follows:

	March 31, 2022	December 31, 2021
Term Loan B – U.S. Facility – Senior Secured Credit Facilities	74.75%	88.25%
Senior Unsecured Notes	49.19%	77.65%
Senior Secured Notes	73.13%	88.72%
2026 Senior Secured Notes	76.41%	94.09%

Fair value of derivative financial instruments

Derivatives were valued using a discounted cash flow methodology. The calculations of the fair value of the derivatives are performed on a recurring basis.

Interest rate swap future cash flows were determined based on current yield curves and exchange rates and then discounted based on discount curves.

Prepayment option cash flows were calculated with a third party option valuation model which is based on the current price of the debt instrument and discounted based on a discount curve.

The discount rates used to discount cash flows as at March 31, 2022 ranged from 0.34% to 3.12% (December 31, 2021 — 0.08% to 1.37%).

The fair value of the derivative assets and liabilities was calculated based on the level 2 of the fair value hierarchy. The current and long-term portions of the fair value of the Company’s derivative assets and liabilities, as at each balance sheet date, were as follows:

As at March 31, 2022	Other long-term financial assets	Other current financial liabilities	Total
Interest rate swaps	$—	$(1,955)	$(1,955)
Prepayment options	37	—	37
	$37	$(1,955)	$(1,918)

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2022
(all amounts in thousands of Canadian dollars, except where otherwise noted)

18. FINANCIAL INSTRUMENTS (cont.)

As at December 31, 2021	Other long-term financial assets	Other current financial liabilities	Total
Interest rate swaps	$—	$(5,367)	$(5,367)
Prepayment options	1,038	—	1,038
	$1,038	$(5,367)	$(4,329)

The reconciliation of the fair value of derivative assets and liabilities was as follows:

Fair value, December 31, 2021 and January 1, 2022	$(4,329)
Unrealized gains (losses) on derivatives
Prepayment options	(1,007)
Interest rate swaps	3,365
Impact of foreign exchange	53
Fair value, March 31, 2022	$(1,918)

19. EMPLOYEE BENEFIT PLANS

The expenses included on the consolidated statements of income was as follows:

Three months ended March 31, 2022	Pension Plans			Other Post-employment Benefit Plans
	Canadian	US	Total	Canadian	US	Total
Consolidated statements of income
Operating expenses	$1,583	$132	$1,715	$178	$—	$178
Interest (income) expense	$(200)	$130	$(70)	$183	$4	$187
Three months ended March 31, 2021	Pension Plans			Other Post-employment Benefit Plans
	Canadian	US	Total	Canadian	US	Total
Consolidated statements of income
Operating expenses	$1,973	$—	$1,973	$41	$—	$41
Interest expense	$186	$—	$186	$138	$—	$138

No amounts were recorded on the statements of comprehensive income for the three months ended March 31, 2022 or 2021.

The balance sheet obligations, distributed between pension and other post-employment benefits were as follows:

	Pension Plans			Other Post-employment Benefit Plans
As at March 31, 2022	Canadian	US	Total	Canadian	US	Total
Included in other long-term liabilities	$—	$17,997	$17,997	$22,631	$4,690	$27,321
Included in other long-term assets	$29,974	$—	$29,974	$—	$—	$—

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2022
(all amounts in thousands of Canadian dollars, except where otherwise noted)

19. EMPLOYEE BENEFIT PLANS (cont.)

	Pension Plans			Other Post-employment Benefit Plans
As at December 31, 2021	Canadian	US	Total	Canadian	US	Total
Included in other long-term liabilities	$—	$17,927	$17,927	$22,429	$4,865	$27,294
Included in other long-term assets	$30,105	$—	$30,105	$—	$—	$—

20. SUPPLEMENTAL CASH FLOW INFORMATION

Cash and cash equivalents were comprised of the following:

As at March 31,	2022	2021
Cash	$1,508,720	$818,394
Short-term investments(1)	3,870	64,697
Cash and cash equivalents	$1,512,590	$883,091

____________

(1)      Consisted of short-term investments with an original maturity of three months or less or which are available on demand with no penalty for early redemption.

Income taxes paid, net of income taxes received was comprised of the following:

Three months ended March 31,	2022	2021
Income taxes paid	$(29,481)	$(30,681)
Income taxes received	10	46
	$(29,471)	$(30,635)

Interest paid, net of interest received was comprised of the following:

Three months ended March 31,	2022	2021
Interest paid	$(23,119)	$(19,026)
Interest received	1,010	573
	$(22,109)	$(18,453)

The reconciliation of the liabilities arising from financing activities were as follows:

	Indebtedness	Satellite performance incentive payments	Lease liabilities
Balance as at January 1, 2022	$3,792,597	$30,344	$35,678
Cash outflows	(14,880)	(1,364)	(368)
Amortization of deferred financing costs, prepayment options and loss on repayment	186	—	—
Gain on extinguishment of debt	(21,030)	—	—
Interest paid	—	—	(465)
Interest accrued	—	—	465
Impact of foreign exchange	(39,672)	(308)	(45)
Balance as at March 31, 2022	$3,717,201	$28,672	$35,265

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2022
(all amounts in thousands of Canadian dollars, except where otherwise noted)

20. SUPPLEMENTAL CASH FLOW INFORMATION (cont.)

	Indebtedness	Satellite performance incentive payments	Lease liabilities
Balance as at January 1, 2021	$3,187,152	$37,574	$29,051
Cash outflows	—	(1,733)	(605)
Amortization of deferred financing costs, prepayment options and loss on repayment	28	—	—
Non-cash additions/adjustments	—	—	6,083
Interest paid	—	—	(348)
Interest accrued	—	—	348
Other	—	25	14
Impact of foreign exchange	(40,796)	(454)	(86)
Balance as at March 31, 2021	$3,146,384	$35,412	$34,457

The net change in operating assets and liabilities was comprised of the following:

Three months ended March 31,	2022	2021
Trade and other receivables	$(11,401)	$18,164
Financial assets	1,154	452
Other assets	(15,940)	(3,301)
Trade and other payables	(5,019)	531
Financial liabilities	(786)	1,031
Other liabilities	(3,202)	(87)
	$(35,194)	$16,790

Non-cash investing activities were comprised of:

Three months ended March 31,	2022	2021
Satellites, property and other equipment	$(2,617)	$23,101

21. COMMITMENTS AND CONTINGENT LIABILITIES

The following were the Company’s off-balance sheet contractual obligations as at March 31, 2022:

	Remaining 2022	2023	2024	2025	2026	Thereafter	Total
Property leases	$699	$1,088	$1,074	$992	$990	$11,892	$16,735
Capital commitments	22,301	20,744	39,766	50,145	—	—	132,956
Other operating commitments	22,885	9,196	7,380	4,138	1,976	9,431	55,006
	$45,885	$31,028	$48,220	$55,275	$2,966	$21,323	$204,697

Property leases consisted of off-balance sheet contractual obligations for land or building usage, while capital commitments included commitments for capital projects. Other operating commitments consisted of third party satellite capacity arrangements as well as other commitments that are not categorized as property leases or capital commitments. The Company’s off-balance sheet obligations included the future minimum payments for the non-cancellable period of each respective obligation, which have various terms and expire between 2022 to 2039.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2022
(all amounts in thousands of Canadian dollars, except where otherwise noted)

21. COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

Certain variable costs associated with the capitalized leases have been included in property leases commitments with a termination date co-terminus with the lease liability.

The Company has entered into contracts for the development of the Telesat Lightspeed constellation and other capital expenditures. The total outstanding commitments as at March 31, 2022 were included in capital commitments.

The Company has agreements with various customers for prepaid revenue on several service agreements which take effect when the satellite is placed in service. The Company is responsible for operating and controlling these satellites. As at March 31, 2022, customer prepayments of $351.9 million (December 31, 2021 — $368.1 million), a portion of which is refundable under certain circumstances, were reflected in other current and long-term liabilities.

In the normal course of business, the Company has executed agreements that provide for indemnification and guarantees to counterparties in various transactions. These indemnification undertakings and guarantees may require the Company to compensate the counterparties for costs and losses incurred as a result of certain events including, without limitation, loss or damage to property, change in the interpretation of laws and regulations (including tax legislation), claims that may arise while providing services, or as a result of litigation that may be suffered by the counterparties. The nature of substantially all of the indemnification undertakings prevents the Company from making a reasonable estimate of the maximum potential amount the Company could be required to pay counterparties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, the Company has not made any significant payments under such indemnifications.

Telesat Corporation and Telesat CanHoldco have entered into an indemnification agreement with PSP Investments where they will indemnify PSP Investments on a grossed-up basis for PSP Investment’s pro rata share of the costs relating to: (a) certain losses and litigation proceedings related to the Transaction, (b) certain losses with regard to Loral and out-of-pocket expenses of Loral and (c) certain tax matters.

In the case of indemnification for certain tax matters only, there is a cap of US$50 million (other than with respect to defense costs and grossed-up payments) and all other indemnification obligations are uncapped.

Legal Proceedings

Telesat previously received assessments from Brazilian tax authorities alleging that additional taxes are owed on revenue earned for the period 2003 to 2018. The total disputed amount for the period 2003 to 2018, including interest and penalties, is now $86 million. The disputes relate to the Brazilian tax authorities’ characterization of revenue. The Company has challenged the assessments. The Company believes the likelihood of a favorable outcome in these disputes is more likely than not and, as such, no reserve has been established.

The Canadian tax authorities have also reassessed the Company for $11 million relating to its Scientific Research and Experimental Development claims for the years 2016 and 2017. The Company has challenged the reassessments. The Company believes the likelihood of a favorable outcome in these disputes is more likely than not and, as such, no reserve has been established.

Other than the legal proceedings disclosed above, and in Note 33 of the Company’s December 31, 2021 consolidated financial statements, the Company is not aware of any proceedings outstanding or threatened as of the date hereof by or against it or relating to its business which may have, or have had in the recent past, significant effects on the Company’s financial position or profitability.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2022
(all amounts in thousands of Canadian dollars, except where otherwise noted)

22. RELATED PARTY TRANSACTIONS

Transactions with subsidiaries

The Company and its subsidiaries regularly engage in inter-group transactions. These transactions include the purchase and sale of satellite services and communications equipment, providing and receiving network and call centre services, access to orbital slots and management services. The transactions have been entered into over the normal course of operations. Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and therefore have not been disclosed.

Compensation of executives and Board level directors

Compensation of the Company’s executives consists of short-term benefits (including salaries), post-employment benefits and share-based compensation. Compensation of the Company’s Board level directors consists of cash and share-based compensation. The transactions have been entered into with the Company in the normal course of operations.

During the three months ended March 31, 2022, 27,573 RSUs were settled for 12,813 Telesat Public Shares, on a net settlement basis.

Transactions with related parties

The Company and certain of its subsidiaries used to engage in transactions with related parties. The Company’s related parties included Loral and Red Isle until November 18, 2021 at which point under the Transaction Agreement Loral became a fully consolidated subsidiary. Any transactions entered into with Loral have been entered into over the normal course of operations. Following the Transaction Agreement, related parties included Red Isle and MHR. There were no transactions or balances with Red Isle or MHR during any of the periods presented.

During the three months ended March 31, 2021, the Company and its subsidiaries had entered into the following transactions with Loral.

	Sales of goods and services	Purchase of goods and services
Revenue	$32	$—
Operating expenses	$—	$1,593

Other related party transactions

The Company funds certain defined benefit pension plans. Contributions made to the plans the three months ended March 31, 2022 were $1.3 million (March 31, 2021 — $1.2 million).

23. Subsequent event

In April 2022, Telesat repurchased for retirement Senior Unsecured Notes with a principal amount of $35.0 million (US$28.0 million) by way of open market purchases in exchange for $17.8 million (US$14.2 million). The repurchase resulted in a write-off of the related debt issue costs and prepayment options in the amount of $0.4 million (US$0.3 million) and a gain on extinguishment of $17.5 million (US$14.0 million).

Item 2.       Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following management’s discussion and analysis (the “MD&A”) should be read in conjunction with Telesat Corporation’s unaudited interim condensed consolidated financial statements and the related notes for the three month period ended March 31, 2022.

As used in this MD&A, unless the context states or requires otherwise, references to “Telesat,” “Company,” “we,” “our” and “us” refer to Telesat Canada and its subsidiaries for the period to November 18, 2021. The use of “we,” “our” and “us” refer to Telesat Corporation and its subsidiaries for the period from November 19, 2021 onwards. Unless the context states or requires otherwise, reference herein to “the consolidated financial statements” or “the financial statements” or similar terms refer to Telesat Corporation’s unaudited condensed consolidated financial statements included herein.

All figures reported in this MD&A are in Canadian dollars, except where we indicate otherwise, and are referenced as “$” and “dollars”.

This MD&A contains a translation of some Canadian dollar amounts into United States dollars at specified exchange rates solely for your convenience. All references to “US$” and “U.S. dollar” refers to United States dollars.

The financial statements presented herein have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting.

Certain totals, subtotals and percentages may not reconcile due to rounding.

The information contained in this MD&A takes into account information available up to May 5, 2022, unless otherwise noted.

This MD&A makes reference to certain non-IFRS measures, namely, Adjusted EBITDA, Adjusted EBITDA margin and Consolidated EBITDA. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. Rather, these non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation. For a reconciliation of the non-IFRS measure to the most closely comparable IFRS measure, see below under the heading “Non-IFRS Measures”.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. When used in this MD&A, the words “believes,” “expects,” “plans,” “may,” “will,” “would,” “could,” “should,” “anticipates,” “estimates,” “project,” “intend” or “outlook” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. In addition, Telesat Corporation or its representatives have made or may make forward-looking statements, orally or in writing, which may be included in, but are not limited to, various filings made from time to time with the SEC, and press releases or oral statements made with the approval of an authorized executive officer of Telesat Corporation. Statements containing forward-looking information are not historical facts nor assurances of future performance but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

These forward-looking statements and other forward-looking information are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Actual results may differ materially from anticipated results as a result of certain risks and uncertainties which are described, but are not limited to, the risks listed below and in the section entitled “Risk Factors” included in Telesat Corporation’s annual report on Form 20-F for the year ended December 31, 2021 (the “Annual Report”) filed with the SEC on March 18, 2022, which can be obtained on the SEC’s website at http://www.sec.gov. There may be additional risks of which we are not presently aware or that we currently believe are immaterial which could have an adverse impact on our business. We make no commitment to revise or update any forward-looking statements in order to reflect events or circumstances that may change, except where we are expressly required to do so by law.

Factors that could cause actual results to differ from those projected include, but are not limited to (1) risks associated with financial factors, including swings in the global financial markets, increases in interest rates, and access to capital; (2) risks associated with satellite services, including dependence on large customers, launch delays and failures, in-orbit failures and competition; (3) risks and uncertainties associated with Telesat Lightspeed, including overcoming technological challenges, access to spectrum and markets, governmental restrictions or regulations, supply chain disruptions, inflation, raising sufficient capital to design and implement the system and competition from other low earth orbit systems; (4) regulatory risks, such as the effect of industry and government regulations that affect Telesat; and (5) other risks, including risks relating to and resulting from the COVID-19 pandemic. The foregoing list of important factors is not exclusive. Furthermore, Telesat operates in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond Telesat’s control.

These factors should not be construed as exhaustive and should be read with the other cautionary statements in this MD&A. These forward-looking statements are based on our current expectations, estimates, forecasts and projections about our business and the industry in which we operate and management’s beliefs and assumptions, and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this MD&A may turn out to be inaccurate.

Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data. These forward-looking statements speak only as at the date of this MD&A. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC and the Canadian securities regulatory authorities, after the date of this MD&A.

This MD&A contains estimates, projections, market research and other information concerning our industry, our business, and the markets for our services. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information.

Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry and general publications, government data and similar sources.

In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section of our Annual Report entitled “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates.

Any references to forward-looking statements in this MD&A include forward-looking information within the meaning of applicable Canadian securities laws.

OVERVIEW OF THE BUSINESS

We are a leading global satellite services operator, providing our customers with mission-critical communications services since the start of the satellite communications industry in the 1960s. Through a combination of advanced satellites and ground facilities and a highly expert and dedicated staff, our communications solutions support the requirements of sophisticated satellite users throughout the world. We are organized into one operating segment, the satellite services business; however, we provide our services through three business categories: Broadcast, Enterprise and Consulting and other.

The satellite services business is capital intensive and the build-out of a satellite fleet requires substantial time and investment. Once the investment in a satellite is made, the incremental costs to maintain and operate the satellite are relatively low over the life of the satellite, with the exception of in-orbit insurance. We have been able to generate a large contracted revenue backlog by entering into long-term contracts with some of our customers for all or substantially all of a satellite’s life. Historically, this has resulted in revenue from the satellite services business being fairly predictable.

As at March 31, 2022, we provided satellite services to customers from our fleet of 14 in-orbit geostationary satellites, as well as our Canadian payload on the ViaSat-1 satellite. We also manage the operations of additional satellites for third parties.

We have commenced the development of what we believe will be the world’s most advanced constellation of low earth orbit (“LEO”) satellites and integrated terrestrial infrastructure, called “Telesat Lightspeed” — a platform designed to revolutionize the provision of global broadband connectivity. In January 2018, our first LEO satellite was successfully launched into orbit. This Phase 1 LEO satellite has demonstrated certain key features of the Telesat Lightspeed system design, specifically the capability of the satellite and customer terminals to deliver a low latency broadband experience. We also installed ground infrastructure at our teleport in Allan Park in Canada to support testing with a variety of existing and prospective customers and potential suppliers of the Telesat Lightspeed system hardware who have been participating in trials since the second half of 2018.

Telesat and its affiliates operate satellites pursuant to authorizations granted by governments, including those of Canada, the United States, Brazil, the Kingdom of Tonga and the United Kingdom, to access and use certain geostationary orbital locations and associated spectrum resources. The use of these orbital locations, as well as our other operations, is subject to a variety of Canadian and international regulations.

Revenue

We earn most of our revenue by providing video and data services using satellite transponder capacity. We also earn revenue by providing ground-based transmit and receive services, selling equipment, managing satellite networks, and providing consulting services in the field of satellite communications.

We recognize revenue from satellite services on a monthly basis as services are performed in an amount that reflects the consideration we expect to receive in exchange for those services. We account for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability is considered probable.

Consulting revenue for cost plus contracts is recognized as the approved time and labor is completed by Telesat. We recognize consulting revenue for fixed price contracts using the input method to determine the progress towards complete satisfaction of the performance obligation. Equipment sale revenue is recognized when the customer obtains control of the equipment, being at the time the equipment is delivered to and accepted by the customer.

Expenses

Our operating expenses consist of labor, the cost of which has historically been relatively stable, and variable operating expenses which include in-orbit insurance and direct-billed expenses, such as third-party contractor services.

Interest expense is significant and arises principally from our: Senior Secured Credit Facilities comprised of two outstanding secured credit facilities comprising a revolving facility maturing in 2024 and Term Loan B maturing in 2026 (together, the “Senior Secured Credit Facilities”), 6.5% senior unsecured notes due in 2027 issued by Telesat Canada and Telesat LLC, as the co-issuer (the “Senior Unsecured Notes”), 4.875% senior secured notes due in 2027 issued by Telesat Canada and Telesat LLC, as the co-issuer (the “Senior Secured Notes”) and 5.625% senior secured notes due in December 2026 issued by Telesat Canada and Telesat LLC, as the co-issuer (the “2026 Senior Secured Notes”). Foreign exchange gains or losses incurred on the translation our U.S. dollar denominated indebtedness and the gains or losses on financial instruments resulting from variations in the fair value of interest rate swaps, the prepayment options on our Senior Unsecured Notes, the prepayment option on our Senior Secured Notes and the prepayment option on our 2026 Senior Secured Notes remain significant components of our total expenses.

Other significant operating expenses include the straight-line depreciation of the cost of each of our satellites over their useful lives and amortization expense related to various finite-life intangible assets.

OPERATING HIGHLIGHTS

Repurchase of Senior Unsecured Notes

For the three months ended March 31, 2022, we repurchased Senior Unsecured Notes with a principal amount of $40.0 million (US$32.0 million) by way of open market purchases in exchange for $19.4 million (US$15.6 million). Of this balance, $14.9 million (US$11.9 million) was settled prior to March 31, 2022, with $4.5 million (US$3.6 million) settled in April 2022.

In April 2022, we repurchased Senior Unsecured Notes with a face value of $35.0 million (US$28.0 million) by way of open market purchases in exchange for $17.8 million (US$14.2 million).

We will surrender these purchased Senior Unsecured Notes for retirement.

Telesat Government Solutions

NASA awarded a US$30.65 million contract to Telesat U.S. Services LLC as a delivery partner for its Communications Services Project (CSP). Under this program, Telesat U.S. Services will develop a space-qualified RF terminal hosted on two Earth observation spacecraft to demonstrate Ka-band transmission to Telesat operated satellites flying at a higher altitude, plus space relay connectivity between optically linked LEO satellites before downlinking data to NASA mission centers. This demonstration of next-generation space relay services is expected to create a pathway to the future use of the Telesat Lightspeed network.

Anik F3 Renewal

In April 2022 we concluded an agreement with Dish Network L.L.C. for the renewal of over half of the Anik F3 Ku-band capacity for a two-year term with an option for a third year. In addition, substantially all of the remaining Ku-band capacity was contracted to a mobility service provider and will be used for services to the maritime market.

FUTURE OUTLOOK

Our desirable spectrum rights, commitment to providing the highest level of customer service, deep technical expertise and culture of innovation have enabled us to successfully develop our business to date. Leveraging these strengths and building on our existing contractual revenue backlog, our focus is on profitably growing our business by increasing the utilization of our in-orbit satellites and, in a disciplined manner, deploying expansion satellite capacity where we anticipate there will be strong market demand.

After decades of developing and successfully operating our geosynchronous orbit-based satellite services business, we are now poised to revolutionize the provision of global broadband connectivity by developing what we believe will be the world’s most advanced constellation of LEO satellites and integrated terrestrial infrastructure, Telesat Lightspeed.

We believe we are well-positioned to serve our customers and the markets in which we participate. We actively pursue opportunities to develop new satellites, particularly in conjunction with current or prospective customers who will commit to long-term service agreements prior to the time the satellite construction contract is signed. Although we regularly pursue opportunities to develop new satellites, we do not procure additional or replacement satellites until we believe there is a demonstrated need and a sound business plan for such satellite capacity.

As we move through 2022, we remain focused on increasing the utilization of our existing satellites, the development of our global Telesat Lightspeed constellation, and identifying and pursuing opportunities to invest in expansion satellite capacity all while maintaining our operating discipline.

RESULTS OF OPERATIONS

Review of financial performance

Telesat Corporation’s net income for the three months ended March 31, 2022, was $60.6 million compared to net income of $41.3 million for the same period in the prior year. The positive variation of $19.3 million was principally due to a positive variation on changes in fair value of financial instruments combined with the gain on extinguishment of debt, partially offset by higher share-based compensation expense and higher interest expense.

Below are the foreign exchange rates used for our interim condensed consolidated financial statements and this MD&A:

	Q1 2022	March 31, 2022	December 31, 2021
US$ to $ spot rate	—	1.2505	1.2637
US$ to $ average rate	1.2667	—	—
	Q1 2021	March 31, 2021	December 31, 2020
US$ to $ spot rate	—	1.2562	1.2725
US$ to $ average rate	1.2747	—	—

Revenue

(in millions of Canadian dollars except percentages)	Three months ended March 31,		% Increase (Decrease)
	2022	2021
Broadcast	$97.0	$99.0	(2.0)%
Enterprise	85.4	88.6	(3.6)%
Consulting and other	3.4	2.9	15.8%
Revenue	$185.8	$190.5	(2.5)%

Total revenue for the three months ended March 31, 2022, decreased by $4.7 million to $185.8 million compared to $190.5 million, when compared to the same period in the prior year.

Revenue from Broadcast services decreased by $2.0 million for the three months ended March 31, 2022, when compared to the same period in the prior year. The decrease was mainly due to an unfavorable impact of the conversion of the U.S. dollar denominated revenue into Canadian dollars combined with a reduction of services by one of our North American DTH customers.

Revenue from Enterprise services decreased by $3.2 million for the three months ended March 31, 2022, when compared to the same period in the prior year. The decrease was primarily due to termination and reductions on contract renewal of certain services combined with a decrease in equipment sales to Canadian government customers, partially offset by increased services provided to customers in the mobility market as they continue to recover from the impact of COVID-19 combined with higher revenue associated with the DARPA Blackjack program, when compared to the same period in the prior year.

Consulting and other revenue increased by $0.5 million for the three months ended March 31, 2022, when compared to the same period in the prior year. The increase was primarily due to an increase in consulting activity.

Expenses

(in millions of Canadian dollars except percentages)	Three months ended March 31,		% Increase (Decrease)
	2022	2021
Depreciation	$49.3	$50.4	(2.1)%
Amortization	3.7	4.1	(10.1)%
Operating expenses	64.4	40.4	59.5%
Other operating losses, net	—	0.7	(95.5)%
Total expenses	$117.4	$95.5	22.9%

Depreciation

Depreciation of satellites, property and other equipment decreased by $1.1 million for the three month period ended March 31, 2022, when compared to the same period in the prior year. The decrease in depreciation was primarily due to a favorable impact on the conversion of U.S. dollar denominated depreciation into Canadian dollars.

Amortization

Amortization of intangible assets decreased by $0.4 million for the three month period ended March 31, 2022, when compared to the same period in the prior year. The decrease was primarily related to a reduction of amortization on revenue backlog due to the remaining expected period of revenue recognition associated with the related contracts.

Operating Expenses

	Three months ended March 31,		% Increase (Decrease)
(in millions of Canadian dollars except percentages)	2022	2021
Compensation and employee benefits	$43.1	$22.2	93.9%
Other operating expenses	13.5	8.4	60.0%
Cost of sales	7.8	9.7	(19.5)%
Operating expenses	$64.4	$40.4	59.5%

Total operating expenses increased by $24.0 million for the three month period ended March 31, 2022, when compared to the same period in the prior year.

Compensation and employee benefits increased by $20.9 million for the three month period ended March 31, 2022, in comparison to the same period in the prior year. The increase was primarily due to higher non-cash share-based compensation as a result of the impact from the issuance of new restricted share units in the second quarter of 2021. This was partially offset by higher capitalized engineering costs associated with the increased activity in the Telesat Lightspeed program.

Other operating expenses increased by $5.0 million for the three month period ended March 31, 2022, in comparison to the same period in the prior year. The increase was primarily due to a reversal of a bad debt provision in the first quarter of 2021, which had the impact of lowering operating expenses in the prior year period, and higher expenses (including insurance) associated with being a public company.

Cost of sales decreased by $1.9 million for the three month period ended March 31, 2022, when compared to the same period in the prior year. The decrease was primarily due to lower equipment sales to the Canadian Government.

Other Operating Losses, Net

There were no operating gains or losses in the three month period ended March 31, 2022. The operating loss for the three months ended March 31, 2021 related to loss on disposal of assets.

Interest Expense

(in millions of Canadian dollars except percentages)	Three months ended March 31,		% Increase (Decrease)
	2022	2021
Debt service costs	$43.0	$35.8	20.3%
Interest expense on significant financing component	4.4	5.0	(11.1)%
Interest expense on satellite performance incentive payments	0.5	0.6	(20.8)%
Interest expense on employee benefit plans	0.1	0.3	(63.9)%
Interest expense on leases	0.5	0.3	33.6%
Interest expense	$48.5	$42.0	15.5%

Interest expense included interest related to our debt, as well as, interest related to our derivative instruments, significant financing components on certain revenue agreements, satellite performance incentive payments, employee benefit plans and leases.

Debt service costs, which included interest expense on indebtedness and derivative instruments, increased by $7.3 million for the three months ended March 31, 2022, when compared to the same period in the prior year. The increase in interest expense was primarily due to interest on the 2026 Senior Secured Notes, which were issued in April 2021, partially offset by the impact of the maturity of one of our interest rate swaps in September 2021.

Interest expense on significant financing component decreased by $0.5 million for the three months ended March 31, 2022, when compared to the same period in the prior year. The decrease in interest expense was primarily due to lower average prepayment balances for revenue agreements with a significant financing component.

Interest on satellite performance incentive payments decreased by $0.1 million for the three months ended March 31, 2022, when compared to the same period in the prior year, primarily due to declining balances of satellite performance incentive liabilities.

Interest expense on employee benefit plans decreased by $0.2 million for the three months ended March 31, 2022, when compared to the same period in the prior year. The decrease was primarily due to a decreased estimate of interest expense according to actuarial reports.

Interest expense on leases increased by $0.1 million for the three months ended March 31, 2022, when compared to the same period in the prior year.

Gain on Extinguishment of Debt

	Three months ended March 31,
(in millions of Canadian dollars)	2022	2021
Gain on extinguishment of debt	$21.0	$—

The gain on extinguishment of debt for the three month period ended March 31, 2022 resulted from our repurchase for retirement of Senior Unsecured Notes with a principal amount of $40.0 million (US$32.0 million) and carrying amount of $40.5 million (US$32.4 million) by way of open market purchase.

Interest and Other Income

	Three months ended March 31,
(in millions of Canadian dollars)	2022	2021
Interest and other income	$0.7	$0.1

Interest and other income increased by $0.5 million for the three month period ended March 31, 2022, when compared to the same period in the prior year. The increase was primarily due to higher interest rates earned on our outstanding cash and cash equivalent balances, combined with higher cash and cash equivalent balances.

Foreign Exchange and Derivatives

	Three months ended March 31,
(in millions of Canadian dollars)	2022	2021
Gain (loss) on changes in fair value of financial instruments	$2.4	$(25.1)
Gain on foreign exchange	$36.1	$35.1

The gain on changes in fair value of financial instruments for the three months ended March 31, 2022 was $2.4 million compared to a loss of $25.1 million for the same period in the prior year, resulting in a positive change of $27.5 million.

The gain on changes in fair value of financial instruments for the three months ended March 31, 2022 primarily reflected changes in the fair values of our interest rate swaps, and prepayment options on our Senior Unsecured Notes, Senior Secured Notes and 2026 Senior Secured Notes. The loss on changes in fair value of financial instruments for the three months ended March 31, 2021 primarily reflected changes in the fair values of our interest rate swaps, prepayment options on our Senior Unsecured Notes and Senior Secured Notes. The gains or losses on changes in fair value of financial instruments were as a result of changes in key economic variables, such as foreign exchange rates, credit spreads and swap rates.

The foreign exchange gain for the three months ended March 31, 2022, was $36.1 million compared to a foreign exchange gain of $35.1 million for the same period in the prior year, resulting in a positive change of $1.0 million.

The gain for the three months ended March 31, 2022, was mainly the result of a weaker U.S. dollar to Canadian dollar spot rate as at March 31, 2022 ($1.2505), compared to the spot rate as at December 31, 2021 ($1.2637), and the resulting favorable impact on the translation of our U.S. dollar denominated indebtedness.

The gain for the three months ended March 31, 2021 was primarily due to a weaker U.S. dollar to Canadian dollar spot rate as at March 31, 2021 ($1.2562) compared to the spot rate as at December 31, 2020 ($1.2725) and the resulting favorable impact on the translation of our U.S. dollar denominated indebtedness.

Income Taxes

	Three months ended March 31,
(in millions of Canadian dollars)	2022	2021
Current tax expense	$21.6	$24.1
Deferred tax recovery	(2.2)	(2.4)
Tax expense	$19.4	$21.8

The tax expense for the three months ended March 31, 2022, was $2.3 million lower than the prior year. The decrease was primarily due to lower operating income and higher interest expense, partially offset by the gain on extinguishment of debt.

Backlog

Contracted revenue backlog (“backlog”) represents our expected future revenue from existing service contracts (without discounting for present value) including any deferred revenue that we will recognize in the future in respect of cash already received. The majority of our contracted revenue backlog is generated from contractual agreements for satellite capacity. We do not include revenue beyond the stated expiration date of a contract regardless of the potential for a renewal. As at March 31, 2022, our contracted backlog was approximately $2.0 billion, which does not include any backlog associated with the Telesat Lightspeed program.

Generally, following the successful launch of a satellite, if the satellite is operating nominally, our customers may only terminate their service agreements for satellite capacity by paying us all, or substantially all, of the payments that would have otherwise become due over the term of the service agreement. However, if certain of our existing satellites were to experience an in-orbit failure, or otherwise fail to operate as anticipated, our customers may be entitled to terminate their agreement and we may be obligated to return all or a portion of the customer prepayments made under service agreements for that satellite and reduce the associated contractual revenue from revenue backlog. Any repayments under such conditions would be funded by insurance proceeds we may receive, cash on hand, short-term investments, and funds available under our Revolving Credit Facility (as defined below).

We expect our backlog as at March 31, 2022 to be recognized as follows:

(in millions of Canadian dollars)	Remaining 2022	2023	2024	2025	2026	Thereafter
Backlog	$438.5	$470.8	$311.5	$216.4	$184.7	$372.1

LIQUIDITY AND CAPITAL RESOURCES

Cash and Available Credit

As at March 31, 2022, we had $1,512.6 million of cash and short-term investments, including $1,005.0 million held in unrestricted subsidiaries, as well as approximately US$200.0 million (or Canadian dollar equivalent) borrowing availability under our Revolving Credit Facility.

Cash Flows generated from Operating Activities

Cash generated from operating activities for the three months ended March 31, 2022, was $43.4 million, a $55.6 million decrease compared to the same period in the prior year. The decrease was primarily due to a decrease in cash flows from operating assets and liabilities, combined with higher interest paid on indebtedness.

Cash Flows generated from (used in) Investing Activities

Cash generated from investing activities for the three months ended March 31, 2022 was $46.6 million. This consisted of proceeds received from the Phase I accelerated clearing payments for the repurposing of C-band spectrum. This cash inflow was partially offset by $8.4 million on purchases associated with the Telesat Lightspeed constellation and $9.6 million of payments for property and other equipment.

Cash used in investing activities for the three months ended March 31, 2021 was $20.0 million. This consisted of $16.7 million on purchases associated with the Telesat Lightspeed constellation and $3.3 million of payments for property and other equipment.

Cash Flows used in Financing Activities

Cash used in financing activities for the three months ended March 31, 2022 was $12.1 million. This was primarily due to the repurchase of a portion of the Senior Unsecured Notes for retirement, combined with payments on the satellite performance incentive liabilities. This was partially offset by cash received from our government grant.

Cash used in financing activities for the three months ended March 31, 2021 was $2.3 million. This was principally due to payments on the satellite performance incentive liabilities.

Government Grant

In 2019, we entered into an agreement with the Government of Canada (“GoC”) pursuant to which the GoC would contribute up to $85.0 million to support the development of the Telesat Lightspeed constellation through the GoC Strategic Innovation Fund. In return for the grant, Telesat has made a number of commitments to the Government of Canada, including commitments to conduct over $200.0 million of research and development activities in Canada as well as to expand its Canadian workforce.

The costs that were incurred in connection with this program are summarized below:

(in millions of Canadian dollars)	Three months ended March 31, 2022	Year ended December 31, 2021
Satellites, property and other equipment	$4.8	$323.0
Intangible assets	—	—
Total capital expenditures	4.8	323.0
Operating expenses	10.5	31.7
Total costs incurred	$15.3	$354.7

Total research and development costs for Telesat Lightspeed for the three months ended March 31, 2022 decreased by $25.9 million from $41.2 million to $15.3 million, when compared to the same period in the prior year.

The decrease was primarily driven by a reduction in the development activities in the Telesat Lightspeed program for the three months ended March 31, 2022.

The following claims against the government grant have been made against the costs incurred associated with the program:

(in millions of Canadian dollars)	Three months ended March 31, 2022	Year ended December 31, 2021
Satellites, property and other equipment	$3.0	$10.0
Intangible assets	—	—
Total capital expenditures	3.0	10.0
Operating expenses	1.2	4.8
Total claims	$4.2	$14.8

Liquidity

A large portion of our annual cash receipts are reasonably predictable because they are primarily derived from an existing backlog of long-term customer contracts and high contract renewal rates. We believe cash and short-term investments as at March 31, 2022, cash flows from operating activities, and drawings on the Revolving Credit Facility under our Senior Secured Credit Facilities will be adequate to meet our expected cash requirements for at least the next twelve months for activities in the normal course of business, including required interest and principal payments on our indebtedness and our capital requirements. This includes the commitments we have made to date for our Telesat Lightspeed program, but does not include the capital that would be required to commence construction of the constellation.

The construction of any satellite replacement or expansion program will require significant capital expenditures, in particular the planned Telesat Lightspeed constellation. Cash required for any future satellite programs may be funded from a range of sources including: cash and short-term investments, cash flows generated from operating activities, cash flows from customer prepayments or through borrowings on the Revolving Credit Facility under the Senior Secured Credit Facilities; vendor financing; equity investments, including through the issuance of public equity; export credit agency financing; additional secured or unsecured debt financing; proceeds received from repurposing U.S. C-band spectrum; and from government sources. In addition, Telesat may sell certain satellite assets and, in accordance with the terms and conditions of the Senior Secured Credit Facilities, reinvest the proceeds in replacement satellites or pay down indebtedness under the Senior Secured Credit Facilities. However, our ability to access these sources of funding is not guaranteed, and therefore, Telesat may not be able to fully fund additional replacement or new satellite programs.

We are developing our planned Telesat Lightspeed constellation in Unrestricted Subsidiaries (as defined in the credit agreement governing our Senior Secured Credit Facilities (the “Credit Agreement”) and indentures governing the Senior Unsecured Notes, Senior Secured Notes and 2026 Senior Secured Notes (together, the “Indentures”), and we expect to complete the development of, fund, and operate our Telesat Lightspeed constellation through current or future Unrestricted Subsidiaries.

Debt

Senior Secured Credit Facilities

The obligations under the Credit Agreement and the guarantees of those obligations are secured, subject to certain exceptions, by a first priority security interest in the assets of Telesat and certain of our subsidiaries (“Guarantors”). The Credit Agreement contains covenants that restrict the ability of Telesat and the Guarantors to take specified actions, including, among other things and subject to certain significant exceptions: creating liens, incurring indebtedness, making investments, engaging in mergers, selling property, paying dividends, entering into sale-leaseback transactions, creating subsidiaries, repaying subordinated debt or amending organizational documents. The Credit Agreement also requires Telesat and the Guarantors to comply with a maximum first lien leverage ratio and contains customary events of default and affirmative covenants, including an excess cash sweep, that may require us to repay a portion of the outstanding principal under our Senior Secured Credit Facilities prior to the stated maturity.

Our Senior Secured Credit Facilities are comprised of the following facilities:

i — Revolving Credit Facility

Our Revolving Credit Facility (“Revolving Facility”) is a $200.0 million loan facility available in either U.S. dollar or Canadian dollar equivalent, maturing in December 2024. Loans under the Revolving Facility bear interest at a floating interest rate. For Canadian Prime Rate and Alternative Base Rate (“ABR”) loans, an applicable margin ranging from 0.75% to 1.25% is applied to the Prime Rate and ABR as these interest rates are defined in the Senior Secured Credit Facilities. For Bankers Acceptance (“BA”) Loans and Eurodollar Loans, an applicable margin ranging from 1.75% to 2.25% is applied to either the BA interest rate or LIBOR. The rates on the Revolving Facility vary depending upon the results of the first lien leverage ratio. Our Revolving Facility currently has an unused commitment fee that ranges from 25 to 37.5 basis points per annum, depending upon the result of the total leverage ratio. As at March 31, 2022, other than approximately $0.2 million in drawings related to letters of credit, there were no borrowings under this facility.

ii — Term Loan B — U.S. Facility

Our Term Loan B — U.S. Facility (“U.S. TLB Facility”) is a US$1,908.5 million facility maturing in December 2026.

As at March 31, 2022, US$1,552.8 million of this facility was outstanding, which represents the full amount available. The borrowings under our U.S. TLB Facility bear interest at a floating rate of either: (i) LIBOR as periodically determined for interest rate periods selected by Telesat in accordance with the terms of the Senior Secured Credit Facilities plus an applicable margin of 2.75%; or (ii) Alternative Base Rate as determined in accordance with the terms of the Senior Secured Credit Facilities plus an applicable margin of 1.75%.

The mandatory principal repayments on our U.S. TLB Facility are one quarter of 1.00% of the value of the loan, which must be paid on the last day of each quarter. No mandatory quarterly principal repayments are required.

Senior Secured Notes

Our Senior Secured Notes, in the amount of US$400.0 million, bear interest at an annual rate of 4.875% and are due in June 2027. The indenture governing the Senior Secured Notes includes covenants or terms that restrict our ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel our satellite insurance, effect mergers with another entity, and redeem our Senior Secured Notes, without penalty, before December 1, 2024, in each case subject to exceptions provided in the Senior Secured Notes indenture.

2026 Senior Secured Notes

On April 27, 2021, we issued US$500.0 million in aggregate principal amount of 2026 Senior Secured Notes which bear interest at an annual rate of 5.625% and are due in December 2026. The indenture governing the 2026 Senior Secured Notes includes covenants and terms that restrict our ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel its satellite insurance, effect mergers with another entity, and redeem the 2026 Senior Secured Notes, without penalty, before December 6, 2022, in each case subject to exceptions provided in such indenture.

Senior Unsecured Notes

Our Senior Unsecured Notes, in the original principal amount of US$550.0 million, bear interest at an annual rate of 6.5% and are due in October 2027. The indenture governing the Senior Unsecured Notes includes covenants or terms that restrict our ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel our satellite insurance, effect mergers with another entity, and redeem our Senior Unsecured Notes, without penalty, before October 15, 2024, in each case subject to exceptions provided in the Senior Unsecured Notes indenture.

In March 2022, we repurchased for retirement Senior Unsecured Notes with a face value of $40.0 million (US$32.0 million) by way of open market purchases in exchange for $19.4 million (US$15.6 million). Of this balance, $14.9 million (US$11.9 million) was settled prior to March 31, 2022, with $4.5 million (US$3.6 million) settled in April 2022.

The repurchase resulted in a write-off of the related debt issue costs and prepayment options in the amount of $0.4 million (US$0.3 million) and a gain on extinguishment of $21.0 million (US$16.8 million).

We will surrender these purchased Senior Unsecured Notes for retirement.

As at March 31, 2022, US$521.6 million Senior Unsecured Notes were outstanding, excluding the securities repurchased in March which have not been surrendered.

In April 2022, we repurchased for retirement Senior Unsecured Notes with a principal amount of $35.0 million (US$28.0 million) by way of open market purchases in exchange for $17.8 million (US$14.2 million). The repurchase resulted in a write-off of the related debt issue costs and prepayment options in the amount of $0.4 million (US$0.3 million) and a gain on extinguishment of $17.5 million (US$14.0 million).

As at March 31, 2022, we were in compliance with the financial covenants of our Senior Secured Credit Facilities, the indenture governing our Senior Unsecured Notes, the indenture governing our Senior Secured Notes and the indenture governing our 2026 Senior Secured Notes.

Debt Service Cost

An estimate of the interest expense is based upon assumptions of foreign exchange rates, LIBOR, BA rates and the applicable margins of our Senior Secured Credit Facilities. Our interest expense for the year ending December 31, 2022, is expected to be approximately $170.3 million. The interest expense excludes the amortization of our deferred financing costs, prepayment options and loss on repayment.

Derivatives

We use, from time to time, interest rate and currency derivatives to manage our exposure to changes in interest rates and foreign exchange rates.

As at March 31, 2022, we had one outstanding interest rate swap, which hedges the interest rate risk on US$450.0 million of U.S. denominated Term Loan B borrowings. As at March 31, 2022, the fair value of the interest rate swaps was a liability of $2.0 million. The contract, which matures in September 2022, is at a fixed interest rate of 2.04%, excluding applicable margin.

We also have embedded derivatives that are accounted for separately at fair value. These embedded derivatives are related to the prepayment option on our Senior Unsecured Notes, the prepayment option on our Senior Secured Notes and the prepayment option on our 2026 Senior Secured Notes. As at March 31, 2022, the fair value of the embedded derivative related to the prepayment option on our Senior Unsecured Notes, Senior Secured Notes and 2026 Senior Secured Notes was insignificant.

The changes in the fair value of these embedded derivatives are recorded on our consolidated statements of income as a gain or loss on changes in fair value of financial instruments and are non-cash.

All derivative instruments are measured at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market under current market conditions at the measurement date. Where possible, fair values are based on the quoted market values in an active market. In the absence of an active market, we determine fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs.

These estimates are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of our derivative instruments are not reflected in the fair values. The fair values also include an adjustment related to the counterparty credit risk. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.

MARKET RISK

Credit Risk Related to Financial Instruments

Financial instruments that potentially subject us to a concentration of credit risk consist of cash and short-term investments, accounts receivable, derivative assets and other assets. Cash and short-term investments are invested with high quality financial institutions and are governed by our corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade, mainly U.S. dollar and Canadian dollar denominated investments. Credit checks are performed to minimize exposure to any one customer. We are exposed to credit risk if counterparties to our derivative instruments are unable to meet their obligations. It is expected that these counterparties will be able to meet their obligations as they are institutions with strong credit ratings, but we continue to periodically monitor their credit risk and credit exposure.

Foreign Exchange Risk

Our operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The most significant impact of variations in the exchange rate is on our U.S. dollar denominated indebtedness and cash and short-term investments. In addition, a portion of our revenue and expenses, as well as the majority of our capital expenditures are denominated in U.S. dollars. As a result, the volatility of the U.S. currency exposes us to foreign exchange risks.

For the three month period ended March 31, 2022, we recorded a mainly non-cash foreign exchange gain of approximately $36.1 million due to a weaker U.S. to Canadian dollar spot rate ($1.2505) compared to December 31, 2021 ($1.2637).

For the three month period ended March 31, 2021, we recorded a mainly non-cash foreign exchange gain of approximately $35.1 million due to a weaker U.S. to Canadian dollar spot rate ($1.2562) compared to December 31, 2020 ($1.2725).

The approximate amount of our revenue and certain expenses denominated in U.S. dollars, as a percentage of their overall balance, is summarized in the table below:

Three months ended March 31,	2022	2021
Revenue	53.5%	51.5%
Operating expenses	27.8%	38.6%
Interest on our indebtedness	100.0%	100.0%

We use, from time to time, the following instruments to manage our exposure to foreign exchange risk:

•        forward currency contracts to hedge foreign exchange risk on anticipated cash flows, mainly related to the construction of satellites and interest payments; and

•        currency derivative instruments to hedge the foreign exchange risk on our U.S. dollar denominated indebtedness.

Our policy is that we do not use derivative instruments for speculative purposes. As at March 31, 2022, we have no forward currency contracts nor any currency derivative instruments.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our indebtedness and (decreased) increased our net income as at March 31, 2022 by $186.0 million.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our cash and cash equivalents by $72.6 million, increased (decreased) our net income by $18.3 million and increased (decreased) our other comprehensive income by $54.3 million as at and for the three months ended March 31, 2022.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our revenue and certain expenses for the three months ended March 31, 2022, as summarized in the table below:

(in millions of Canadian dollars)
Revenue	$5.0
Operating expenses	$0.9
Interest on our indebtedness	$2.1

The sensitivity analyses above assume that all other variables remain constant.

Through our U.S. dollar denominated indebtedness, we are exposed to foreign exchange fluctuations. The following table contains our existing U.S. dollar denominated indebtedness balances at the beginning of each respective year, which are net of our scheduled debt repayments, and based on the foreign exchange rate as at March 31, 2022.

($ millions, beginning of year)	Q2 2022	2023	2024	2025	2026	Thereafter
U.S. TLB Facility	$1,941.8	$1,941.8	$1,941.8	$1,941.8	$1,941.8	$—
Senior Unsecured Notes	652.3	647.7	647.7	647.7	647.7	647.7
Senior Secured Notes	500.2	500.2	500.2	500.2	500.2	500.2
2026 Senior Secured Notes	625.3	625.3	625.3	625.3	625.3	—
U.S. dollar denominated debt balances	$3,719.5	$3,714.9	$3,714.9	$3,714.9	$3,714.9	$1,147.9

Interest Rate Risk

We are exposed to interest rate risk on our cash and short-term investments and on our indebtedness, a portion of the indebtedness which includes a variable interest rate. Changes in the interest rates could impact the amount of interest that we receive or are required to pay.

We use, from time to time, interest rate swaps to hedge the interest rate risk related to our indebtedness.

Our policy is that we do not use derivative instruments for speculative purposes. In October 2017, we entered into four interest rate swaps which hedge the interest rate risk on US$1,800.0 million of borrowings under our U.S. TLB Facility. These contracts, which mature on various dates through September 2022, are at fixed interest rates ranging from 1.72% to 2.04%, excluding applicable margin. As at March 31, 202, one of the interest rate swaps was outstanding to hedge the interest rate risk on US$450.0 million of borrowings under our U.S. TLB Facility. The outstanding contract, which matures in September 2022, is at a fixed interest rate of 2.04%, excluding applicable margin.

If the interest rates on our variable rate debt increased (decreased) by 0.25%, the result would be a decrease (increase) of $1.2 million to our net income for three months ended March 31, 2022.

As at March 31, 2022, through our U.S. TLB Facility we are exposed to interest rate fluctuations. The following table contains the balance of the U.S. TLB facility at the beginning of each respective year, net of our scheduled repayments, and based on the foreign exchange rate as at March 31, 2022.

($ millions)	Q2 2022	2023	2024	2025	2026	Thereafter
U.S. TLB Facility(1)	$1,941.8	$1,941.8	$1,941.8	$1,941.8	$1,941.8	$—
Interest rate derivative variable to fixed(2)	(562.7)	—	—	—	—	—
Debt exposed to variable interest rate after interest rate derivatives	$1,379.1	$1,941.8	$1,941.8	$1,941.8	$1,941.8	$—

____________

(1)      U.S. TLB Facility is U.S. dollar denominated and bears interest at LIBOR plus a spread.

(2)      US$450.0 million notional outstanding, variable rate is LIBOR. The weighted average fixed rate (before spread) is 2.04%.

NON-IFRS MEASURES

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS measure. The common definition of EBITDA is “Earnings Before Interest, Taxes, Depreciation and Amortization.” In evaluating financial performance, we use revenue and deduct certain operating expenses (including share-based compensation expense and unusual and non-recurring items, including restructuring related expenses) to obtain operating income before interest expense, taxes, depreciation and amortization (“Adjusted EBITDA”) and the Adjusted EBITDA margin (defined as the ratio of Adjusted EBITDA to revenue) as measures of our operating performance.

Adjusted EBITDA allows investors and us to compare our operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists investors and us to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. We believe the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

We believe the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS financial measures enhances the understanding of our operating results and is useful to investors and us in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA should be used in conjunction with IFRS financial measures and is not presented as a substitute for cash flows from operations as a measure of our liquidity or as a substitute for net income as an indicator of our operating performance.

	Three months ended March 31,
(in millions of Canadian dollars)	2022	2021
Net income	$60.6	$41.3
Tax expense	19.4	21.8
(Gain) loss on changes in fair value of financial instruments	(2.4)	25.1
Gain on foreign exchange	(36.1)	(35.1)
Interest and other income	(0.7)	(0.1)
Interest expense	48.5	42.0
Gain on extinguishment of debt	(21.0)	—
Depreciation	49.3	50.4
Amortization	3.7	4.1
Other operating losses, net	—	0.7
Non-recurring compensation expenses(1)	—	0.2
Non-cash expense related to share-based compensation	24.2	1.7
Adjusted EBITDA	$145.6	152.0

Revenue	$185.8	$190.5
Adjusted EBITDA Margin	78.4%	79.8%

____________

(1)      Includes severance payments, special compensation and benefits for executives and employees.

Adjusted EBITDA for Telesat Corporation decreased by $6.4 million for the three month period ended March 31, 2022, when compared to the same period in the prior year. The decrease was primarily due to a decrease in revenues, as discussed above, and higher operating expense, as discussed above.

Consolidated EBITDA for Covenant Purposes

Under the terms of the Credit Agreement for our Senior Secured Credit Facilities, we are required to comply with a senior secured leverage ratio maintenance covenant as well as with other financial ratio covenants that impact, among other items, our ability to incur debt and make dividend payments.

If our Revolving Credit Facility is drawn by more than 35% of the Credit Facility amount, our Credit Agreement requires us to comply with a first lien net leverage ratio of 5.75:1.00, tested quarterly, and failure to comply will result in an event of default. We refer to this first lien net leverage ratio as the Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes ratio.

Our Credit Agreement limits, among other items, our ability to incur debt and make dividend payments if the total leverage ratio is above 4.50:1.00, with certain exceptions. We refer to this total leverage ratio as the Consolidated Total Debt for Covenant Purposes to Consolidated EBITDA for the purposes of our Senior Secured Credit Facilities.

Our Consolidated Earnings Before Interest, Taxes, Depreciation and Amortization for Covenant Purposes is defined as net income (loss) for Telesat and Restricted Subsidiaries plus interest expense, net of cash interest income earned on cash and cash equivalents, depreciation expense, amortization expense, extraordinary losses and unusual and non-recurring charges, non-cash charges, any expenses or charges incurred in connection with any issuance of debt, any impairment charges or asset write off, foreign withholding taxes paid or accrued, non-cash charges related to share-based compensation expense and consulting fees payable to Loral. Additional sums which may be added include projected cost savings from an acquisition and lost revenue which may have been earned by satellites that have been subject to an insured loss. Deductions which are made in calculating Consolidated EBITDA for Covenant Purposes include extraordinary, non-recurring gains and losses and non-cash gains and losses.

Further adjustments are made to account for income from Unrestricted Subsidiaries, and currency gains and losses (including non-cash gains or losses on derivative contracts). Unrestricted Subsidiaries are (a) any Subsidiary of Telesat that is formed or acquired after the closing date of the Credit Agreement, provided that such Subsidiary is designated as an Unrestricted Subsidiary, and (b) any Restricted Subsidiary subsequently re-designated as an Unrestricted Subsidiary.

Consolidated EBITDA for Covenant Purposes is not a presentation made in accordance with IFRS, is not a measure of financial condition or profitability, and should not be considered as an alternative to (1) net income (loss) determined in accordance with IFRS or (2) cash flows from operating activities determined in accordance with IFRS. Additionally, Consolidated EBITDA for Covenant Purposes is not intended to be a measure of free cash flow for management’s discretionary use as it does not include certain cash requirements for such items as interest payments, tax payments and debt service requirements. We believe that the inclusion of Consolidated EBITDA for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of the financial ratio maintenance covenant and other covenants on our Senior Secured Credit Facilities. Consolidated EBITDA for Covenant Purposes is a material component of these covenants. Non-compliance with the financial ratio maintenance covenant contained in our Senior Secured Credit Facilities could result in the requirement to immediately repay all amounts outstanding. This presentation of Consolidated EBITDA for Covenant Purposes is not comparable to other similarly titled measures of other companies because not all companies use identical calculations of EBITDA. We believe the disclosure of the calculation of Consolidated EBITDA for Covenant Purposes provides information that is useful to an investor’s understanding of our liquidity and financial flexibility.

The following is a reconciliation of net income, which is an IFRS measure of our operating results, to Consolidated EBITDA for Covenant Purposes, as defined in the Credit Agreement and the calculation of the ratio of Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes as defined in the Credit Agreement. The terms and related calculations are defined in the Credit Agreement, a copy of which is publicly available at www.sec.gov.

(in $ millions)	Twelve months ended March 31, 2022
Net income	$174.3
Impact of unrestricted subsidiaries	954.8
Consolidated income for Covenant Purposes	1,129.1
Plus:
Income taxes (Note 1, Note 2)	432.1
Interest expense (Note 1)	170.1
Depreciation and amortization expense (Note 1)	217.1
Non-cash share-based compensation and pension expense	104.2
Debt issue costs	6.8
Other
Impairment of intangible asset in unrestricted subsidiaries (Note 2)	(1,286.5)
Other	33.7
Decreased by:
Non-cash losses on changes in fair value of financial instruments and swap obligations and cash losses on the value of swap obligations	(8.8)
Gains on disposal of assets	(108.5)
Gains on extinguishment of debt	(21.0)
Non-cash gains resulting from changes in foreign exchange rates	(29.0)
Consolidated EBITDA for Covenant Purposes	$639.2

____________

Note 1:    Tax, interest, depreciation and amortization expense for covenant purposes excludes certain specific expenses as defined in the Credit Agreement. As a result, these items in the covenant calculation do not reconcile to the financial statement line items.

Note 2:    In order to facilitate the financing of Telesat LEO Inc., certain LEO-related assets previously owned by Telesat Canada and Telesat LEO Holdings Inc. were transferred at the end of 2020 to Telesat LEO Inc., an Unrestricted Subsidiary. In addition, C-band spectrum assets were transferred to Telesat Spectrum Corporation, another Unrestricted Subsidiary. At the time of the transfer and in accordance with Telesat’s debt covenants, a third party valuation of the C-band assets was obtained. The value attributed to the Canadian C-band spectrum was C$1.3 billion, net of tax of C$0.4 billion. In 2021, the Government of Canada decided that it would not adopt Telesat’s proposal to auction C-band spectrum for the roll-out of 5G wireless in Canada, and as a result, Telesat would not receive proceeds arising from the spectrum repurposing. Telesat has therefore written down (or reversed) the values assigned to the Canadian C-band spectrum assets in Telesat Spectrum Corporation. There are no impacts on the consolidated net income or total assets of Telesat as result of the write-down (or reversal) of the Canadian C-band spectrum in Telesat Spectrum Corporation as it eliminates upon consolidation.

Consolidated Total Secured Debt and Consolidated Debt for Covenant Purposes

Consolidated Total Debt for Covenant Purposes and Consolidated Total Secured Debt for Covenant Purposes are non-IFRS measures. We believe that the inclusion of Consolidated Total Debt for Covenant Purposes and Consolidated Total Secured Debt for Covenant Purposes herein are appropriate to provide additional information concerning the calculation of the financial ratio maintenance and other covenants under our Senior Secured Credit Facilities and provides information that is useful to an investor’s understanding of our compliance with these financial covenants.

The following is a reconciliation of our Consolidated Total Debt for Covenant Purposes and Consolidated Total Secured Debt for Covenant Purposes to Indebtedness:

(in $ millions)	As at March 31, 2022
U.S. dollar denominated debt
Term Loan B U.S. Facility (US$)	$1,552.8
Senior Unsecured Notes (US$)	518.0
Senior Secured Notes (US$)	400.0
2026 Senior Secured Notes (US$)	500.0
2,970.8
Foreign exchange adjustment	744.2
Subtotal	3,715.0
Deferred financing costs and prepayment options	(2.3)
Indebtedness	$3,712.7
(in $ millions)
Indebtedness	$3,712.7
Adjustments for covenant purposes:
Deferred financing costs and prepayment options	2.3
Add: lease liabilities	35.3
Consolidated Total Debt	3,750.3
Less: Cash and cash equivalents (max. US$100 million)	(125.1)
Consolidated Total Debt for Covenant Purposes	$3,625.2

Consolidated Total Debt	$3,750.3
Less: Unsecured debt (Senior Unsecured Notes)	(647.8)
Consolidated Total Secured Debt	3,102.5
Less: Cash and cash equivalents (max. US$100 million)	(125.1)
Consolidated Total Secured Debt for Covenant Purposes	$2,977.5

As at March 31, 2022, the Consolidated Total Debt for Covenant Purposes to Consolidated EBITDA ratio, for the purposes of our Senior Secured Credit Facilities was 5.67:1.00. The Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes ratio, for the purposes of our Senior Secured Credit Facilities, was 4.66:1.00.

The consolidated EBITDA for covenant purposes for the Senior Secured Credit Facilities for the twelve months ended March 31, 2021 was $690.7 million. Detailed information of the calculation is included in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Telesat Canada Quarterly Report for the three month period ended March 31, 2021 on Form 6-K furnished with the SEC on May 14, 2021, which can be obtained on the SEC website at http://www.sec.gov.

As of the date hereof we are in compliance with our debt covenants.

Unaudited Interim Condensed Consolidating Financial Information

The unaudited interim condensed consolidating financial information reflects the investments, using the equity method of accounting, of Telesat in the Issuers, of the Issuers in their respective Guarantor and Non-Guarantor subsidiaries, and of the Guarantors in their Non-Guarantor subsidiaries.

Balances of Telesat Partnership are inclusive of balances associated with Telesat Partnership LP, Telesat CanHoldco Corporation, Telesat Can ULC, Loral Space & Communications Inc. and Loral Skynet Corporation.

Unaudited Interim Condensed Consolidating Statements of Income (Loss)
For the three months ended March 31, 2022

	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non-guarantor subsidiaries	Adjustments	Consolidated
Revenue	$—	$—	$—	$166,271	$102,194	$3,200	$(85,896)	$185,769
Operating expenses	(1,010)	(274)	—	(117,825)	(23,057)	(8,096)	85,896	(64,366)
Depreciation	—	—	—	(8,511)	(37,948)	(272)	(2,577)	(49,308)
Amortization	—	—	—	(330)	(615)	(75)	(2,678)	(3,698)
Other operating losses, net	—	—	—	(9)	(28)	—	7	(30)
Operating (loss) income	(1,010)	(274)	—	39,596	40,546	(5,243)	(5,248)	68,367
Income from equity investments	66,858	67,311	—	30,943	796	—	(165,908)	—
Interest expense	—	(134)	—	(44,808)	(3,542)	(6)	(13)	(48,503)
Gain on extinguishment of debt	—	—	—	21,030	—	—	—	21,030
Interest and other (expense) income	—	(45)	—	235	(17)	496	(9)	660
Gain on change in fair value of financial instruments	—	—	—	2,358	—	—	—	2,358
Gain on foreign exchange	52	—	—	35,935	20	140	—	36,147
Income (loss) before tax	65,900	66,858	—	85,289	37,803	(4,613)	(171,178)	80,059
Tax expense	—	—	—	(17,978)	(860)	(591)	—	(19,429)
Net income (loss)	$65,900	$66,858	$—	$67,311	$36,943	$(5,204)	$(171,178)	60,630

Unaudited Interim Condensed Consolidating Statements of Comprehensive Income (Loss)
For the three months ended March 31, 2022

	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Net income (loss)	$65,900	$66,858	$—	$67,311	$36,943	$(5,204)	$(171,178)	$60,630
Other comprehensive loss
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	107	172	—	(156)	(5,902)	(35,397)	23,633	(17,543)
Other comprehensive loss from equity investments	(41,283)	(41,455)	—	(41,299)	(6,350)	—	130,387	—
Other comprehensive loss	(41,176)	(41,283)	—	(41,455)	(12,252)	(35,397)	154,020	(17,543)
Total comprehensive income (loss)	$24,724	$25,575	$—	$25,856	$24,691	$(40,601)	$(17,158)	$43,087

Unaudited Interim Condensed Consolidating Statements of Income (Loss)
For the three months ended March 31, 2021

	Telesat Canada	Telesat LLC	Guarantor subsidiaries	Non-guarantor subsidiaries	Adjustments	Consolidated
Revenue	$161,745	$—	$105,315	$359	$(76,927)	$190,492
Operating expenses	(89,796)	—	(19,125)	(8,371)	76,927	(40,365)
Depreciation	(9,110)	—	(40,031)	(97)	(1,129)	(50,367)
Amortization	(270)	—	(612)	—	(3,233)	(4,115)
Other operating (losses) gains, net	(716)	—	43	—	—	(673)
Operating income	61,853	—	45,590	(8,109)	(4,362)	94,972
Income (loss) from equity investments	56,658	—	(8,233)	—	(48,425)	—
Interest expense	(38,312)	—	(3,631)	(9)	(43)	(41,995)
Interest and other income	105	—	22	107	(113)	121
Loss on change in fair value of financial instruments	(25,124)	—	—	—	—	(25,124)
Gain (loss) on foreign exchange	16,682	—	26,571	(6,846)	(1,294)	35,113
Income (loss) before tax	71,862	—	60,319	(14,857)	(54,237)	63,087
Tax (recovery) expense	(24,043)	—	155	2,808	(685)	(21,765)
Net income (loss)	$47,819	$—	$60,474	$(12,049)	$(54,922)	$41,322

Unaudited Interim Condensed Consolidating Statements of Comprehensive Income (Loss)
For the three months ended March 31, 2021

	Telesat Canada	Telesat LLC	Guarantor subsidiaries	Non-guarantor subsidiaries	Adjustments	Consolidated
Net income (loss)	$47,819	$—	$60,474	$(12,049)	$(54,922)	$41,322
Other comprehensive loss
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	21,425	—	(31,872)	(20,772)	17,117	(14,102)
Other loss income from equity investments	(52,644)	—	(10,638)	—	63,282	—
Other comprehensive loss	(31,219)	—	(42,510)	(20,772)	80,399	(14,102)
Total comprehensive income (loss)	$16,600	$—	$17,964	$(32,821)	$25,477	$27,220

Unaudited Interim Condensed Consolidating Balance Sheets
As at March 31, 2022

	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non-guarantor subsidiaries	Adjustments	Consolidated
Assets
Cash and cash equivalent	$6	$1,048	$—	$386,161	$121,453	$1,003,922	$—	$1,512,590
Trade and other receivables	—	—	—	33,283	17,082	18,407	—	68,772
Other current financial assets	—	381	—	—	91	384	—	856
Intercompany receivables	4,686	—	—	203,403	10,711	1,026	(219,826)	—
Current income tax recoverable	—	1,624	—	—	1,364	373	(50)	3,311
Prepaid expenses and other current assets	7,809	72	—	12,681	15,351	32,935	(12,104)	56,744
Total current assets	$12,501	3,125	—	635,528	166,052	1,057,047	(231,980)	1,642,273
Satellites, property and other equipment	—	—	—	126,676	820,816	381,712	45,567	1,374,771
Deferred tax assets	—	—	—	—	2,766	—	43,196	45,962
Other long-term financial assets	—	707	—	3,810	9,502	—	—	14,019
Long-term income tax recoverable	—	—	—	15,137	—	—	—	15,137
Other long-term assets	—	—	—	30,547	520	—	—	31,067
Intangible assets	—	—	—	3,006	1,079,069	486,589	(808,767)	759,897
Investment in affiliates	366,722	494,832	—	3,556,033	90,546	—	(4,508,133)	—
Goodwill	—	—	—	549,162	—	—	1,897,441	2,446,603
Total assets	$379,223	$498,664	$—	$4,919,899	$2,169,271	$1,925,348	$(3,562,676)	$6,329,729

Liabilities
Trade and other payables	$1,978	$283	$—	$22,186	$8,871	$5,772	$—	$39,090
Other current financial liabilities	—	—	—	50,121	2,565	—	(21)	52,665
Intercompany payables	12,285	3	—	57,386	142,698	7,454	(219,826)	—
Income taxes payable	—	—	—	241	404	61	—	706
Other current liabilities	—	—	—	58,708	19,636	15,935	(12,104)	82,175
Current indebtedness	—	—	—	4,561	—	—	—	4,561
Total current liabilities	$14,263	286	—	193,203	174,174	29,222	(231,951)	179,197
Long-term indebtedness	—	—	—	3,712,640	—	—	—	3,712,640
Deferred tax liabilities	—	—	—	385,730	—	24,118	(116,084)	293,764
Other long-term financial liabilities	—	181	—	4,732	17,200	—	22	22,135
Other long-term liabilities	—	18,623	—	128,761	210,973	503	—	358,860
Total liabilities	14,263	19,090	—	4,425,066	402,347	53,843	(348,013)	4,566,596
Shareholders’ equity	364,960	479,574	—	494,833	1,766,924	1,871,505	(3,214,663)	1,763,133
Total liabilities and shareholders’ equity	$379,223	$498,664	$—	$4,919,899	$2,169,271	$1,925,348	$(3,562,676)	$6,329,729

Unaudited Interim Condensed Consolidating Balance Sheets
As at December 31, 2021

	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non-guarantor subsidiaries	Adjustments	Consolidated
Assets
Cash and cash equivalent	$4	$904	$—	$368,778	$101,335	$978,572	$—	$1,449,593
Trade and other receivables	—	431	—	22,526	15,345	84,396	—	122,698
Other current financial assets	—	385	—	—	87	389	—	861
Intercompany receivables	—	—	—	199,717	14,510	1,100	(215,327)	—
Current income tax recoverable	—	1,642	—	—	1,053	567	(43)	3,219
Prepaid expenses and other current assets	3,291	73	—	6,977	2,355	28,386	(18)	41,064
Total current assets	$3,295	$3,435	$—	$597,998	$134,685	$1,093,410	$(215,388)	$1,617,435
Satellites, property and other equipment	—	—	—	134,177	863,600	382,256	49,655	1,429,688
Deferred tax assets	—	—	—	—	2,768	—	43,419	46,187
Other long-term financial assets	—	715	—	5,115	10,518	—	—	16,438
Long-term income tax recoverable	—	—	—	12,277	—	—	—	12,277
Other long-term assets	—	—	—	30,688	566	—	—	31,254
Intangible assets	—	—	—	3,336	1,078,076	491,801	(810,554)	762,659
Investment in affiliates	296,358	424,178	—	3,597,850	98,786	—	(4,417,172)	—
Goodwill	—	—	—	549,162	—	—	1,897,441	2,446,603
Total assets	$299,653	$428,328	$—	$4,930,603	$2,188,999	$1,967,467	$(3,452,599)	$6,362,451

Liabilities
Trade and other payables	$868	$315	$—	$30,626	$8,658	$14,161	$—	$54,628
Other current financial liabilities	—	—	—	33,543	3,161	—	(57)	36,647
Intercompany payables	3,648	64	—	53,035	143,289	15,291	(215,327)	—
Income taxes payable	—	—	—	4,549	71	1,002	—	5,622
Other current liabilities	—	—	—	62,703	6,665	15,715	(25)	85,058
Total current liabilities	$4,516	$379	$—	$184,456	$161,844	$46,169	$(215,409)	$181,955
Long-term indebtedness	—	—	—	3,792,597	—	—	—	3,792,597
Deferred tax liabilities	—	—	—	388,339	—	24,372	(116,393)	296,318
Other long-term financial liabilities	—	183	—	5,797	17,833	—	22	23,835
Other long-term liabilities	—	18,555	—	135,236	217,066	596	—	371,453
Total liabilities	4,516	19,117	—	4,506,425	396,743	71,137	(331,780)	4,666,158
Shareholders’ equity	295,137	409,211	—	424,178	1,792,256	1,896,330	(3,120,819)	1,696,293
Total liabilities and shareholders’ equity	$299,653	$428,328	$—	$4,930,603	$2,188,999	$1,967,467	$(3,452,599)	$6,362,451

Unaudited Interim Condensed Consolidating Statements of Cash Flows
For the three months ended March 31, 2022

	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non-guarantor subsidiaries	Adjustments	Consolidated
Cash flows from (used in) operating activities
Net income (loss)	$65,900	$66,858	$—	$67,311	$36,943	$(5,204)	$(171,178)	$60,630
Adjustment to reconcile net income (loss) to cash flows from operating activities
Depreciation	—	—	—	8,511	37,948	272	2,577	49,308
Amortization	—	—	—	330	615	75	2,678	3,698
Tax expense	—	—	—	17,978	860	591	—	19,429
Interest expense	—	134	—	44,808	3,542	6	13	48,503
Interest income	—	—	—	(235)	(138)	(591)	—	(964)
(Gain) loss on foreign exchange	(52)	—	—	(35,935)	(20)	(140)	—	(36,147)
Gain on change in fair value of financial instruments	—	—	—	(2,358)	—	—	—	(2,358)
Share-based compensation	—	—	—	22,469	1,700	—	—	24,169
(Income) loss from equity investments	(66,858)	(67,311)	—	(30,943)	(796)	—	165,908	—
Loss (gains) on disposal of assets	—	—	—	9	28	—	(7)	30
Gain on extinguishment of debt	—	—	—	(21,030)	—	—	—	(21,030)
Deferred revenue amortization	—	—	—	(9,837)	(6,597)	—	—	(16,434)
Pension expense	—	130	—	1,763	—	—	—	1,893
Other	—	—	—	(653)	143	—	—	(510)
Income taxes paid, net of income taxes received	—	—	—	(27,755)	(378)	(1,338)	—	(29,471)
Interest paid, net of interest received	—	—	—	(22,361)	(304)	556	—	(22,109)
Operating assets and liabilities	1,012	348		(28,757)	9,152	(16,958)	9	(35,194)
Net cash from (used in) operating activities	2	159	—	(16,685)	82,698	(22,731)	—	43,443

Cash flows from (used in) investing activities
Satellite programs	—	—	—	—	—	(8,420)	—	(8,420)
Purchase of other property and equipment	—	—	—	(393)	(7,149)	(2,091)	—	(9,633)
Return of capital to shareholder	—	—	—	54,824	—	—	(54,824)	—
C-band clearing proceeds	—	—	—	—	—	64,651	—	64,651
Net cash from (used in) investing activities	—	—	—	54,431	(7,149)	54,140	(54,824)	46,598

Cash flows (used in) from financing activities
Repayment of indebtedness	—	—	—	(14,880)	—	—	—	(14,880)
Payment of principal on lease liabilities	—	—	—	(287)	—	(81)	—	(368)
Satellite performance incentive payments	—	—	—	(958)	(406)	—	—	(1,364)
Government grant received	—	—	—	—	—	4,541	—	4,541
Return of capital to shareholder	—	—	—	—	(54,824)	—	54,824	—
Net cash (used in) from financing activities	—	—	—	(16,125)	(55,230)	4,460	54,824	(12,071)
Effect of changes in exchange rate on cash and cash equivalent	—	(15)	—	(4,238)	(201)	(10,519)	—	(14,973)
Increase in cash and cash equivalents	2	144	—	17,383	20,118	25,350	—	62,997
Cash and cash equivalents, beginning of period	4	904	—	368,778	101,335	978,572	—	1,449,593
Cash and cash equivalents, end of period	$6	$1,048	$—	$386,161	121,453	1,003,922	—	1,512,590

Unaudited Interim Condensed Consolidating Statements of Cash Flows
For the three months ended March 31, 2021

	Telesat Canada	Telesat LLC	Guarantor subsidiaries	Non-guarantor subsidiaries	Adjustments	Consolidated
Cash flows from operating activities
Net income (loss)	$47,819	$—	$60,474	$(12,049)	$(54,922)	$41,322
Adjustment to reconcile net income (loss) to cash flows from operating activities
Depreciation	9,110	—	40,031	97	1,129	50,367
Amortization	270	—	612	—	3,233	4,115
Tax expense	24,043	—	(155)	(2,808)	685	21,765
Interest expense	38,312	—	3,631	9	43	41,995
Interest income	(134)	—	(79)	(220)	—	(433)
(Gain) loss on foreign exchange	(16,682)	—	(26,571)	6,846	1,294	(35,113)
Loss on change in fair value of financial instruments	25,124	—	—	—	—	25,124
Share-based compensation	1,690	—	21	—	—	1,711
Loss from equity investments	(56,658)	—	8,233	—	48,425	—
(Loss) gain on disposal of assets	716	—	(43)	—	—	673
Deferred revenue amortization	(10,489)	—	(6,937)	(312)	—	(17,738)
Pension expenses	2,014	—	—	—	—	2,014
Other	(3,777)	—	(676)	—	—	(4,453)
Income taxes paid, net of income taxes received	(28,996)	—	(1,491)	(148)	—	(30,635)
Interest paid, net of interest received	(18,408)	—	(341)	296	—	(18,453)
Operating assets and liabilities	24,089	—	(7,780)	368	113	16,790
Net cash from operating activities	38,043	—	68,929	(7,921)	—	99,051
Cash flows used in investing activities
Satellite programs, including capitalized interest	(1,065)	—	—	(15,681)	—	(16,746)
Purchase of other property and equipment	(1,400)	—	(103)	(1,794)	—	(3,297)
Return of capital to shareholder	57,647	—	—	—	(57,647)	—
Net cash used in investing activities	55,182	—	(103)	(17,475)	(57,647)	(20,043)
Cash flows (used in) from financing activities
Satellite performance incentive payments	(1,358)	—	(375)	—	—	(1,733)
Return of capital to shareholder	—	—	(57,647)	—	57,647	—
Payments of principal on lease liabilities	(303)	—	(221)	(81)	—	(605)
Net cash (used in) from financing activities	(1,661)	—	(58,243)	(81)	57,647	(2,338)
Effect of changes in exchange rate on cash and cash equivalent	(1,407)	—	(2,440)	(8,110)	—	(11,957)
Increase (decrease) in cash and cash equivalents	90,157	—	8,143	(33,587)	—	64,713
Cash and cash equivalents, beginning of period	69,159	—	73,588	675,631	—	818,378
Cash and cash equivalents, end of period	$159,316	$—	$81,731	$642,044	$—	883,091

CURRENT SHARE INFORMATION

The number of shares and stated value of the outstanding Class A common shares and Class B variable voting shares (“Telesat Public shares”), and Class C fully voting shares and Class C limited voting shares (together, the “Class C shares”) as at March 31, 2022, were as follows:

	Number of shares	Stated value
Telesat Public shares	11,920,059	$36,845
Class C shares	112,841	6,340
	12,032,900	$43,185

During the three months ended March 31, 2022, 27,573 Restricted Share Units (“RSUs”) were settled for 12,813 Telesat Public Shares, on a net settlement basis.

In addition, three Special Voting Shares and one golden share with a nominal stated value have been issued and were outstanding as at March 31, 2022.

The number and stated value of the outstanding Limited Partnership units (“LP Units”) issued by Telesat Partnership LP as at March 31, 2022, were as follows:

	Number of units	Stated value
Class A and Class B LP Units	19,428,491	$53,169
Class C LP Units	18,098,362	59,683
	37,526,853	$112,852

On consolidation into Telesat Corporation, the stated value of the LP Units is included in non-controlling interest.

CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

The preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements, and the amounts of revenue and expenses reported for the year. Actual results could differ from these estimates under different assumptions and conditions. For more details on these estimates, refer to Note 5 of our audited consolidated financial statements for the year ended December 31, 2021.

The critical accounting judgements and estimates used in the application of our accounting policies are consistent with those outlined in Note 5 of the consolidated financial statements for the year ended December 31, 2021, with the exception of the update noted below.

Software as a service arrangements

Our accounting policy relating to Software as a Service (“SaaS”) is described in Note 4 of the unaudited interim condensed consolidated financial statements for the three month period ended March 31, 2022. Judgment by management is required to determine whether configuration or customization of a software results in an intangible asset for Telesat.

ACCOUNTING STANDARDS

Changes in Accounting Policies

IFRS Interpretation Committee (“IFRIC”), Software as a service arrangements

In April 2021, the IFRIC published an agenda decision clarifying how arrangements in respect of a specific part of cloud technology, Software as a Service (“SaaS”) should be accounted for. The IFRIC interpretation provided specific guidance and included explanatory material which provided additional insights with respect to circumstances in relation to configuration and customization costs incurred in implementing SaaS. Among other things, the interpretation clarified the nature of expenditures that met the definition of an intangible asset, the methods of differentiating between intangible assets and expenses and the pattern in which an entity benefits from expenditure that does not qualify as an intangible asset.

We adopted the IFRIC agenda decision retroactively.

An adjustment was recorded as a decrease to the opening balance of accumulated earnings as at January 1, 2021 in the amount of $758.

The impact on the balance sheet as at December 31, 2021 was as follows:

Satellites, property and other equipment	$(2,087)
Intangible assets	$(1,419)
Accumulated earnings	$3,506

The impact on the financial statements for the three months ended March 31, 2021 was as follows:

Operating expenses	$411
Satellites, property and other equipment	$(411)
Net income per common share attributable to Telesat Corporation shareholders – Basic	$(0.01)
Net income per common share attributable to Telesat Corporation shareholders – Diluted	$(0.01)

Future Changes in Accounting Policies

Amendments to IAS 1 and IFRS Practice Statement 2

In February 2021, the IASB issued amendments to IAS 1, Presentation of Financial Statements in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments require entities to disclose their material accounting policies rather than their significant accounting policies.

The amendments clarify that accounting policy information is material if users of an entity’s financial statements would need it to understand other material information in the financial statements and that accounting policy information may be material because of its nature, even if the related amounts are immaterial. On the other hand, although a transaction, other event or condition to which the accounting policy information relates may be material, it does not necessarily mean that the corresponding accounting policy information is material to the entity’s financial statements.

The amendments are applied prospectively and are effective for annual periods beginning on or after January 1, 2023, with earlier application permitted.

The changes will only impact the level of disclosures within our financial statements.

We are currently evaluating the impact of the amendment.

Amendments to IAS 12

In May 2021, the IASB issued amendments to IAS 12, Income Taxes.

In specified circumstances, companies are exempt from recognizing deferred tax when they recognize assets or liabilities for the first time. The amendments clarify that such initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition. Accordingly, entities are required to recognize deferred tax associated with transactions, such as leases and decommissioning obligations, which give rise to equal and offsetting temporary differences.

The amendments are effective for annual reporting periods beginning on or after January 1, 2023 with early adoption permitted.

There will be no impact on our consolidated financial statements as a result of the amendments.

Item 3.       Quantitative and Qualitative Disclosures About Market Risk

See Item. 2 Management’s Discussion and Analysis of Financial Condition and Results of Operations, and the section “Market Risk”.

PART II. OTHER INFORMATION

Item 1.       Legal Proceedings

We discuss certain legal proceedings in Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC, in the section titled “Legal Proceedings”. We refer the reader to that discussion for information concerning those proceedings. There have been no material developments in those proceedings since the filing of that report.

Item 1A.    Risk Factors

Our business and operations are subject to a significant number of known and unknown risks and uncertainties. The most significant of the known risks are summarized in, and the reader’s attention is directed to, the section titled “Risk Factors” of Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC. There have been no material changes to those risk factors since the filing of that report.

Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition or operating results.

Item 2.       Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3.       Defaults Upon Senior Securities

None.

Item 4.       Reserved

Item 5.       Other Information

None.

Item 6.       Exhibits

None.